10/4

06017666

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AgCert International plc

*CURRENT ADDRESS Apex Building, Blackthorn Road
Sandyford
Dublin 18
Ireland

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 25 2006
THOMSON
FINANCIAL

FILE NO. 82- 35025 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: mac

DAT : 10/19/06



AgCert

The Solution for Managing Climate Change

Chairman's letter to the holders of ordinary shares & notice of the Annual General Meeting

Thursday 4th May 2006 at 11.00 a.m.

The Merrion Hotel, Upper Merrion Street, Dublin 2

THIS DOCUMENT IS IMPORTANT & REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action to be taken, you should consult with your independent financial adviser who, if you are taking advice in Ireland, is authorised or exempted under the Stock Exchange Act, 1995 or the Investment Intermediaries Act, 1995.

If you have sold or transferred your entire holding of ordinary shares in AgCert International plc ("AgCert" or "the Company"), please pass this document, together with the attached proxy form, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale was effected, for transmission to the purchaser or transferee as soon as possible.

Notice of the Annual General Meeting of AgCert International plc is set out in this document.

AgCert International plc 2005 Annual General Meeting Form of Proxy (BLOCK CAPITALS PLEASE)

I/We(name(s)in full) ______________________________

____

of ______________________________

begin a member/members of the above-named Company hereby appoint the Chairman of the Meeting or (see Note (d))

____

of ______________________________

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 11:00 am on the 4th May, 2006 at The Merrion Hotel, Upper Merrion Street, Dublin 2 and at any and every adjournment thereof.

Notes

(a) To be valid this proxy form must be deposited at or returned to the Company's Registrars, together with any authorisation under which is signed, to reach them nor less than 48 hours before the time fixed for the holding of the meeting and any adjournments therof.

(b) If the appointer is a corporation, this form must be under its Common seal or under the hand of some officer or attorney duly authorised in that behalf.

(c) In the case of joint holders, the signature of any one holder will be sufficient but the names of all the joint holders should be stated.

(d) If you desire to appoint a proxy other than the Chairman of the Meeting, please insert his/her name and address, delete "the Chairman of the Meeting or", and initial the alteration.

(e) If this form is signed and returned but without any indication as to how the person appointed Proxy shall vote, he will exercise his discretion as to how he votes or whether he abstains from voting.

(f) This form, which is personalised, may only be used in respect of the shareholding of which details are shown above. Any alteration to such details, or any attempt to use the Form in respect of any other shareholding, may render this form invalid.

(g) A Proxy need not be a member of the Company but must attend the Meeting to represent you.

(h) The appointment of a Proxy does not preclude a Member from attending and voting at the Meeting.

Signature ______________________________ Dated ______________

only one joint holder to sign (see note c)

Resolutions

*Please indicate with an 'x' in the spaces below how you wish the proxy to vote

	Resolution	For*	Against*
1	To read the Notice convening the Meeting		
2	To receive the Directors' Report, the Report of the Remuneration Committee and the Audited Accounts for the period ended 31 December 2005 together with the Auditors' Report thereon		
3	To re-appoint KPMG as Auditors of the Company to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and to authorise the Directors to agree the remuneration of the Auditors		
4	To re-elect the following Directors by way of separate resolutions, who retire by rotation in accordance with Article 87 of the Company's Articles of Association (i) Mr Paul D'Alton (ii) Sir Robert Malpas		

Special Resolutions

	Resolution	For*	Against*
5	To amend regulation 132.1 of the Articles of Association to facilitate electronic communication with the members of the Company		
6	To amend regulation 132.3 of the Articles of Association to facilitate electronic communication with members of the Company		
7	To authorise the Directors to allot and issue securities in the Company. The authorisation will expire at the commencement of the Annual General Meeting of the Company to be held in 2007		
8	To approve the disapplication of statutory pre emption rights in respect of certain warrants to be issued to the AES Corporation, certain offers to be made to shareholders, the allotment of up to 5% of the issued share capital of the Company and to permit the treatment of the AES Corporation as a shareholder in the case of certain offers made to shareholders		
9	To transact any other ordinary business of the Company		

Attendance Card

Please sign, detach and bring this card with you to the meeting - it will facilitate registration and entry to the meeting. BLOCK CAPITALS PLEASE

Annual General Meeting of AgCert International plc to be held at 11:00 am on the 4th May, 2006 at The Merrion Hotel, Upper Merrion Street, Dublin 2.

Signature of Shareholder ______________________________

If you are a proxy name of proxy ______________________________

Signature ______________________________

AgCert International plc (the "Company")

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at The Merrion Hotel, Upper Merrion Street, Dublin 2 on the 4th day of May 2006 for the transaction of the following business:-

1 [illegible] read the Notice convening the Meeting.

2 To receive the Directors' Report, the Report of the Remuneration Committee and the Audited Accounts for the period ended 31 December 2005 together with the Auditors' Report thereon.

3 To re-appoint KPMG as Auditors of the Company to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and to authorise the Directors to agree the remuneration of the Auditors.

4 To re-elect the following Directors, by way of separate resolutions, who retire by rotation in accordance with Article 87 of the Company's Articles of Association:-

(i) Mr. Paul D'Alton;

(ii) Sir Robert Malpas.

5 To consider, and if thought fit, pass the following resolution as a special resolution:-

"THAT regulation 132.1 contained in the Articles of Association be deleted in its entirety and replaced with the following regulation 132.1 to read as follows:

132.1 A notice or document (including a share certificate) to be given, served or delivered in pursuance of these Articles may be given to, served on or delivered to any member by the Company:

(i) by handing same to him or his authorised agent;

(ii) by leaving the same at his registered address;

(iii) by sending the same by the post or other delivery service in a pre-paid cover addressed to him at his registered address; or

(iv) by sending the same by telex, telefax, electronic email or any other means of communication approved by the directors, to the address or number of the recipient notified to the Company by the recipient for such purpose (or, if not so notified, then to the address or number of the recipient last known to the Company)."

6 To consider, and if thought fit, pass the following resolution as a special resolution:-

"THAT regulation 132.3 contained in the Articles of Association be deleted in its entirety and replaced with the following regulation 132.3 to read as follows:

132.3 Where a notice or document is given, served or delivered pursuant to Article 132.1(c) the giving, service or delivery thereof shall be deemed to have been effected at the expiration of 24 hours after the cover containing it was posted or given to delivery agents (as the case may be). In proving such service or delivery, it shall be sufficient to prove that such cover was properly addressed, pre-paid and posted or given to delivery agents. Where a notice or document is given, served or delivered pursuant to Article 132.1(d) any notice so given shall be deemed, in the absence of any agreement to the contrary between the Company and the recipient, to have been served at the time of delivery or, if delivery is refused, then when tendered."

7 To consider, and if thought fit, pass the following resolution as an ordinary resolution:-

"THAT the Directors shall be, for the purposes of Section 20 of the Companies (Amendment) Act 1983 (the "1983 Act") and they are hereby generally and unconditionally authorised to exercise all of the powers of the Company to allot and issue the relevant securities (as defined in Section 20(10) of the 1983 Act) up to an amount equal to one third of the authorised but unissued share capital of the Company after the passing of this resolution and to allot and issue any shares purchased by the Company pursuant to the provisions of the Companies Act 1990 (the "1990 Act") and held as Treasury Shares.

The authority hereby conferred shall expire at the commencement of the Annual General Meeting of the



Ireland - Corporate Office
AgCert International plc
Apex Building
Blackthorn Road
Sandyford
Dublin 18
Ireland
Tel: +353 1 245 7400

United States
AgCert Services (USA) Inc.
1901 South Harbor City Blvd, Suite 400
Melbourne, Florida 32901 USA
Tel: +1 (321) 409-7800

Canada
AgCert Canada Co.
Manulife Place
10180 101 Street, Suite 1000
Edmonton, Alberta, Canada T5J 3S4
Tel: +1 (780) 409-9286

Brazil
AgCert do Brasil Soluções Ambientais Ltda.
Rua James Joule, 92.
14º andar – Cidade Monções
04576-080, São Paulo, SP.
Brasil
Tel: + 55 11 2127 0450

Mexico
AgCert México Servicios Ambientales
S. de R.L. de C.V.
Homero 1804-1405
Chapultepec Morales
11570 México, D.F. México
Tel: +55 2122 0310

AgCert

The Solution for Managing Climate Change



AgCert International plc

Annual Report and Financial Statements

31 December 2005

AgCert

The Solution for Managing Climate Change





Contents



AgCert International plc produces greenhouse gas emission reductions from agriculture for sale to industrial emitters, governments , funds and energy traders

AgCert International plc, headquartered in Ireland, has operations in 7 countries, employing 208 people. AgCert International plc is listed on the London Stock Exchange since 02 June 2005. AgCert International plc and subsidiaries ("the Group" or "AgCert") have a highly experienced management team.

AgCert was founded in 2002 to produce and sell reductions in greenhouse gas emissions (referred to as "Offsets") from agricultural sources on an industrial scale. These Offsets are intended to satisfy the requirements of the Kyoto Protocol and will be capable of being traded on the newly established European cap and trade system, the European Union Emissions Trading Scheme ("EU-ETS").

The Group's methods enable it to produce Offsets through the capture and combustion of biogas containing greenhouse gases, primarily methane, emitted from animal waste management systems ("AWMSs"). To achieve this, AgCert has developed a methodology and proprietary data systems and processes which have been designed to be fully scalable and adaptable to the AWMSs of large confined animal feeding operations including those for swine, dairy and poultry.

Directors and other information

Directors	**Merrick G Andlinger, Chairman**	*American*	(Appointed 8 December 2004)
	Gregory W Haskell	*American*	(Appointed 11 January 2005)
	Paul M D'Alton	*Irish*	(Appointed 18 April 2005)
	Dr Franz Fischler	*Austrian*	(Appointed 2 May 2005)
	Sir Robert Malpas	*British*	(Appointed 2 May 2005)
	Peter Murray	*Irish*	(Appointed 2 May 2005)
	Patrick E Fanning	*Irish*	(Appointed 8 December 2004 Resigned 18 April 2005)
	Alan Tank	*American*	(Appointed 24 February 2005 Resigned 12 September 2005)
	Stephen A Magida	*American*	(Appointed 8 December 2004 Resigned 2 May 2005)



Secretary	**Paul M D'Alton**		(Appointed 2 May 2005)
	Stephen A Magida		(Appointed 8 December 2004 Resigned 2 May 2005)
Auditors	**KPMG** Chartered Accountants 1 Harbourmaster Place International Financial Services Centre Dublin 1 Ireland		
Registered office	30 Herbert Street Dublin 2 Ireland		
Bankers	**Bank of Ireland** Apex Business Centre Sandyford Dublin 18 Ireland	**Bank of America** Suite 700 390 North Avenue Orlando FL 32801 USA	
Solicitors	**Matheson Ormsby Prentice** 30 Herbert Street Dublin 2 Ireland		







Merrick G. Andlinger,
Chairman

Mr. Andlinger is President of *Andlinger & Company, Inc:* a 30 year-old international private investment and management firm, with portfolio companies in a diverse range of industries. Mr. Andlinger is experienced in the energy sector, having spent thirteen years in energy investment banking. Initially he was employed by *Salomon Brothers* as Vice President, corporate finance energy and natural resources, where he led transactions in the U.S., Canada, Latin America, Europe and Asia. He then served as Managing Director and co-head of the global energy and power Group at *Smith Barney* where he managed relationships with senior executives of, and strategic and capital raising transactions for, major state-owned, international and independent energy companies. Additionally, he was President and CEO of *Pure Energy Corporation*, a development stage bio-energy concern. Mr. Andlinger received an MBA from the Graduate School of Business at Stanford University and an AB from Princeton University.

Gregory W. Haskell,
Chief Executive Officer and Managing Director

Mr. Haskell is an executive with over 20 years' experience in creating and building technology companies. As an entrepreneur, Mr. Haskell has co-founded several companies. Mr. Haskell's experience reflects a combination of executive management, private equity investment and company creation. In 2001, Mr. Haskell co-founded *XL TechGroup, Inc.* which was floated on the London Stock Exchange (AIM: XLT) in 2004 and has served as its President and COO from inception up to 13 September 2005. He continues to serve as a board member. Previously, Mr. Haskell co-founded *XL Vision Inc.* in 1993 and served as its President and Chief Operating Officer.
Mr. Haskell was also part of the early management team at *Internet Capital Group* where he served as Managing Director of Operations. Prior to *XLVision*, Mr. Haskell spent over a decade in various technical and management roles in private industry. Mr. Haskell earned a degree in engineering and applied mathematics from Iowa State University.

Paul M. D'Alton,
Finance Director

Immediately prior to joining *AgCert*, Mr. D'Alton was Chief Financial Officer of *Waterford Wedgwood plc*, a position he held from May 2004. From 2002 to 2004, while Principal of *Ranelagh Consultants Ltd*, he carried out significant interim management assignments, including Chairman of the Committee of independent directors of *Riverdeep plc* during a management buyout. Between 1991 and 2001 Mr. D'Alton was Chief Financial Officer of *Bank of Ireland* and a member of its Board of Directors. From 1989 to 1991 he was Chief Financial Officer of *Aer Lingus*. Mr. D'Alton is Chairman of *Aer Arann*, the Irish regional airline and a director of the Irish Takeover Panel. He holds the degrees of Batchelor of Commerce and Master of Business Studies from University College Dublin and is a fellow of the Institute of Chartered Accountants in Ireland.



Dr. Franz Fischler,
Non-Executive Director

Dr. Franz Fischler was the member of the *European Commission* responsible for agriculture between 1995 and 2004 (1995 to 1999, European Commissioner for agriculture and rural development; 1999 to 2004, European Commissioner for agriculture, rural development and fisheries). Dr. Fischler has been a representative of the agricultural sector since 1979, when he joined the *Tyrol Chamber of Agriculture* in Austria. He dealt with environmental issues, education and training, culture and land-use planning until 1984, when he became Director of that Chamber. In 1989 he was appointed *Federal Minister of Agriculture and Forestry* in Tyrol, Austria. In that capacity he played an important part in the negotiations for Austria's accession to the European Union. In 1990 and again in 1994, he was elected to the *Austrian Parliament*. Dr. Fischler holds a doctorate from the University of Agricultural Sciences in Vienna.



Sir Robert Malpas CBE,
Non-Executive Director

Sir Robert Malpas CBE began his career at *ICI*, where he spent 30 years, becoming a Director in 1975. He was president of *Halcon International Inc*, a New York based process research company, from 1978 to 1982, and then became a Managing Director of *BP plc* (1983-1989). He was Chairman of *Powergen* (1989-1990), Chairman of the *Cookson Group plc* (1991-1998), and co-Chairman of *Eurotunnel plc* 1998-2000. He is currently a Non-Executive director of *ENAGAS S.A.* (Spain), the operator of the Spanish nationwide natural gas reception and distribution system.



Peter Cyril Murray,
Senior Non-Executive Independent Director

Mr Murray's early career was as a Corporate Finance executive with *KPMG*. He was Finance Director to a number of commercial companies until his appointment in 1984 as Managing Director of *Crest Investment Trust Limited*, the then largest family investment vehicle in Ireland. In 1989, he was appointed Chief Executive of *Ardagh plc*, a publicly-quoted industrial holding Company in the packaging sector. In 1991, he worked with *Mercury Asset Management - Private Equities* to buy out *Crest Investment Trust Limited.* He was appointed Deputy Chairman of *Ardagh* in June 1994. Mr. Murray has 20 years experience in the investing, management and selling of venture/ development capital stakes in a wide range of commercial enterprises. Mr. Murray is currently Chairman of *Argyle Asset Management Limited*, non-executive director of *IDMoS plc*, and a business development consultant and investor. He has developed working relationships with a number of UK financial institutions and on occasion has acted as their nominated director. He is chairman/director of a number of companies in Ireland and overseas.

Operations Review by Chief Executive Officer

Overview

AgCert International plc, headquartered in Ireland, has operations in 7 countries, employing 208 people. AgCert International plc is listed on the London Stock Exchange since 02 June 2005. AgCert International plc and subsidiaries ("the Group" or "AgCert") have a highly experienced management team.

AgCert was founded in 2002 to produce and sell reductions in greenhouse gas emissions (referred to as "Offsets") from agricultural sources on an industrial scale. These Offsets are intended to satisfy the requirements of the Kyoto Protocol and will be capable of being traded on the newly established European cap and trade system, the European Union Emissions Trading Scheme ("EU-ETS").

The Group's methods enable it to produce Offsets through the capture and combustion of biogas containing greenhouse gases, primarily methane, emitted from animal waste management systems ("AWMSs"). To achieve this, AgCert has developed a methodology and proprietary data systems and processes which have been designed to be fully scalable and adaptable to the AWMSs of large confined animal feeding operations including those for swine, dairy and poultry.

The Group has entered into one of the largest reported forward sales contracts relating to the supply of Certified Emissions Reductions (CERs), a form of Offset, and in total has contracted under forward sales contracts to deliver CERs to the value of approximately €94 million to customers. AgCert intends to sell its Offsets to large industrial emitters, governments, funds and energy traders.

The entry into legal force of the Kyoto Protocol on 16 February 2005, along with the EU's voluntary early adoption of emissions reduction targets under the EU-ETS, has created a significant demand for Offsets. The purchase of Offsets enables greenhouse gas emitters, including countries and commercial entities such as power generators, to ensure that their net greenhouse gas emissions remain within specified limits in order to avoid financial penalties. AgCert has identified agriculture as one of the largest commercial opportunities for Offset production and expects to be a leading supplier of Offsets from this sector. Agriculture is responsible for around 20 per cent of the world's annual greenhouse gas emissions. Under the Kyoto Protocol, any reductions in greenhouse gas emissions derived from this sector qualify as CERs provided they are derived from projects that have been validated by a DOE and Registered by the UN Executive Board and are properly verified and certified according to the stringent requirements laid down by the UN. AgCert's proprietary systems and processes include one of only two UN approved large scale methodologies for the production of Offsets in the agricultural sector. This has given the Group early strategic advantages in capitalising upon the rapidly evolving carbon based emission trading markets. The Group has initiated the modification of AWMS on 517 farms in Brazil and Mexico which are expected to create Total Credit Reserves of approximately 25 million Offsets over the life of the farm contracts.

The Group's strategy is to expand rapidly its Offset production and resultant sales capacity by commencing the modification of AWMSs on farms where it has already entered into arrangements with farmers. The process of entering into arrangements with farmers is also referred to as "aggregating" and the resultant agreement is known as an "aggregation contract". The Group also aims to roll out its turnkey AWMS modification methods both geographically and across additional livestock species beyond its current focus on swine.

In the latter half of 2005, the Company took a number of organisational and operational steps to increase the number and rate of site completions, to reduce the cost of constructing sites, and to restore Offset production levels with the result that from 10 September 2005 to 31 December 2005, an additional 206 farms were completed, which brought AgCert back on track to meet revised targets. The total number of completes at 31 December 2005 was 176 in Brazil and 89 in Mexico.

The Group made substantial progress in both its operations and regulatory approvals in the latter half of 2005. Highlights include:

- AgCert had completed 265 sites as at 31 December 2005 compared to 59 at 10 September, representing a 349% increase.
- The United Nations appointed Clean Development Mechanism (CDM) Executive Board approved the registration of three projects; one in Brazil and two in Mexico. The formal acceptance (registration) of a validated project as a CDM project activity under the Kyoto Protocol is the prerequisite for the subsequent verification, certification and issuance of Certified Emission Reductions (CERs).
- The Company received 24 Letters of Approval (LOAs) for modification of animal waste management systems, primarily for swine but also for dairy.

Below is a summary of the Group's operational performance with reference to its key performance measures.

The following acronyms are referred to below

- Project Design Document (PDD) : A PDD describes the project activity, the participants involved, the proposed baseline methodology, how requirements will be met, the contribution to sustainable development by the project and how the emission reductions will be monitored.
- European Union Allowances (EUAs) : A type of offset solely for use within the EU ETS (European Union Emissions Trading Scheme). An EUA is equivalent to one tonne of carbon dioxide equivalent (t CO_2e).

Performance Measure	10 September 2005	31 December 2005
Arrangements for sites (Brazil, Mexico, Chile, Argentina)	>1,000	>1,300
Sites in progress	352	517
Build time	16 to 20 weeks	12 to 15 weeks
Completions	59	265
Capital cost per CER	€1.20	€1.22
CER annual production rate for completed sites	0.4 million	1.2 million
Prompt start qualifying farms	471, of which 372 farms meet Company criteria	471, of which 372 farms meet Company criteria
Total credit reserve (from farms started)	23 million tonnes CO_2e	25 million tonnes CO_2e
PDDs submitted	18	30
PDDs registered	0	3
Letters of approval	7 (Mexico)	15 (Mexico) 9 (Brazil)[1]
EUA prices	€ 23.83	€21.60[2]

[1] Eight Brazilian LOAs are conditional [2] Source: Point Carbon





Risks and uncertainties

The key challenges for the Group are: to continue to meet the regulatory requirements; to establish new supply markets; and to assist in the development of the CDM market. The establishment of an International Transfer Log is critical to the future success both of AgCert International plc and the CDM market, as is the efficient operation of the regulatory system. In addition, the Group faces all the challenges associated with managing rapid growth at an early stage of a new market. These challenges include establishing systems and procedures appropriate to a greater scale of operations, recruiting and retaining increased staff numbers with appropriate managerial and technical skills and managing relations with finance providers in a new industry where few precedents have been established.

Outlook

In 2006, we will continue to execute our operational plan which is to aggregate farms in the swine and dairy industry in Brazil and Mexico. We will also explore other sources of CERs from animal waste emissions in Latin America and beyond.

We will research further geographies as potential sources of aggregation for 2007 and beyond. At an early stage of development in a new industry, predictions cannot be made with certainty. Nonetheless, the board is confident that the Group is well established to profit from the existing and developing carbon / CDM markets.

Gregory W. Haskell
Chief Executive Officer
5 April 2006

Finance Review – by Chief Financial Officer

Summary of results

The income statement on page 33 reflects an operating loss before financing costs of €17,937,845 and a loss before tax of €19,289,830. The loss before interest, depreciation and amortisation (EBITDA) was as follows:

Revenue	3,374
Professional and legal expenses	(4,872,859)
Wages and salaries	(6,906,260)
General & Admin expenses	(4,851,454)
Loss on sale of capital equipment	(3,026)
EBITDA	(16,630,225)

The loss reflects administrative and operating expenditure incurred in the further execution of the Group's business plan. No material revenue was generated in 2005 but revenue generation will commence in the first half of 2006 as CERs emerge through the regulatory system.

Cash flows

The Group raised €90.9 million from its floatation in June 2005. After repayment of debt and transaction costs, €65.4 million was available for the funding of the Company's capital expenditure and operating plan. The consolidated cash flow statement on pages 36 to 37 shows capital expenditure of €39.3 million in the construction of biodigesters in Mexico and Brazil which, together with funding operating expenditures of €15.7 million net, represented the principal application of funds during the year.

At the balance sheet date, the Group had shareholders' equity of €69.99 million, cash of €28.08 million and no borrowings.

Earnings per share and dividends

The loss per share was €0.15 cents. The Group does not propose the payment of a dividend.

The Group's Ordinary shares traded in the range £1.20 to £2.375 during 2005. The year-end share price was £2.01. Year-end market capitalisation was £308,623,337 (GBP).

Treasury activities

AgCert International plc was listed on the London Stock Exchange on 2 June 2005 and raised approximately €90.9 million which was used to repay loans and fund capital and operational expenditure.

The Treasury Committee sets the treasury policies and objectives of the Group, which include controls over the procedures used to manage foreign currency risks. The Group seeks to manage exposure with the policies set out below:

Currency

AgCert's capital and operational expenditures are conducted principally in the local currency of the country of operation resulting in low levels of foreign exchange transaction risk. However translation exposure arises on translation of foreign assets, liabilities, income and expenses into Euro. It is not policy to explicitly hedge translation exposure, but AgCert seeks to minimise exposure to it. A significant majority of transaction exposure is hedged.

Interest rate

AgCert International plc will manage their interest rate exposure in relation to the Group's debt profile, based on the analysis of fixed versus floating interest rates and any covenant contained with loan agreements. Interest rate swaps, with approved counterparties who have appropriate limits in place, will be used to convert debt to fixed or floating rates, as appropriate, for AgCert International plc's hedging strategy.

Cash flow and liquidity

A combination of equity and debt funding will continue to fund AgCert International plc's operational expansion. The maturity at which funds are placed takes account of cash flow forecasts and available overdraft facilities. Funds are held in cash or near cash and equity risk is avoided. Funds should be placed for no longer than 12 months.

Note 13 to the financial statements provides a detailed breakdown of cash and cash equivalents.

Price risk

Price risk will arise in relation to pre-delivery sales and market rates. It is likely as the market evolves that products will be developed to enable risks on CER sales to be hedged. This is not currently the situation and the policy in relation to price risk will need to be refined as the market develops.

Credit risk

The Group holds significant cash balances which are invested on a short-term basis. These deposits and other financial instruments give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty by reference to its credit rating. Credit ratings are reviewed regularly. Counterparties are chosen based on yield, availability of funds, credit rating and quality of service.

All counterparties must be pre-approved by the Board. All counterparty banks should not be rated lower than A. Placements of more than €20 million must be with AAA rated products/institutions. Non-financial institutions' paper should not be rated lower than AA. Funds should be placed for no longer than 12 months.

Paul M. D'Alton,
Finance Director
5 April 2006

Corporate Governance Review

Application of the Combined Code principles

AgCert International plc is firmly committed to business integrity, high ethical values and professionalism in all its activities and operations. As an essential part of this commitment, the Board endorses the highest standards in corporate governance. The following statement describes how AgCert International plc applies the main and supporting principles of the revised combined code.

Compliance with the provisions of the 2003 Combined Code

The Directors confirm that, throughout the period ended 31 December 2005, AgCert International plc complied with the provisions of the 2003 FRC Combined Code with the exception of Executive Directors having service contract periods of greater than one year. This was considered necessary in order to attract the calibre of director required to bring the company through the IPO.

The Board of Directors

- Role and responsibilities

  The Board is responsible for providing leadership and control of the Company within a framework of effective controls which enables risk to be assessed and managed. It sets out the Company's values and standards and ensures that its obligations to its shareholders and other stakeholders are understood and met. The Board members, in the furtherance of their duties, can take independent professional advice as required, at the expense of the Group. All Board Members have access to advice of the Company Secretary.

- Composition of Board (Executive / Non-Executive)

  The Board consists of six Directors, two Executive and four Non-Executive Directors.

  The differing roles of Executive Directors and Non-Executive Directors are clearly delineated, with both having fiduciary duties towards shareholders. The Executive Directors are responsible for the operation of the business, while the Non-Executive Directors bring independent, objective judgement to bear on Board decisions by constructively challenging management and helping to develop the Group's strategic objectives.

- Requisite knowledge of the Board

  The Board considers that, between them, the Directors bring the range of skills, knowledge and international experience necessary to lead the Group. All of the Directors bring an objective judgement to bear on issues of strategy, performance, resources (including key appointments) and standards of conduct.

  Effective governance is achieved by the separation of the roles of the Executive Chairman and Chief Executive, as this division of responsibilities at the head of the Group ensures a balance of power and authority. The Chief Executive is accountable to the Board for all authority delegated to executive management.

- Roles of the Chairman and the Chief Executive

  The roles of the Chairman and the Chief Executive are separate. The Chairman, Mr Merrick G Andlinger, is responsible for ensuring the efficient and effective working of the Board, and leads the Board in the determination of its strategy and the achievement of its objectives. The Chief Executive, Mr Gregory W Haskell, is responsible for implementing strategy and ensuring the effectiveness of executive functions.

- Company Secretary

The appointment and removal of the Company Secretary is a matter for the Board. All Directors have access to the advice and services of the Company Secretary, Mr Paul D'Alton, who is responsible to the Board for ensuring that Board procedures are complied with.

- Terms of appointment, induction and development

The standard terms of the letter of appointment of Non-Executive Directors are available, on request, from the Company Secretary.

On appointment, all new Directors receive information about the Group, the role of the Board, and the terms of reference of the Board and its committees, and the Group's Corporate Governance practices.

- Performance appraisal of Board

The Senior Independent Director, Mr Peter Murray, will conduct an annual review of corporate governance, the operation and performance of the Board, its committees and the Chairman. The Chairman reviews the performance of each Director.

- Retirement and re-election

The Board has determined that one third of the Directors must retire each year and will be subject to re-election. One third of the Directors appointed to the Board must submit themselves to shareholders for election at the Annual General Meeting following their appointment.

Independence of Non-Executive Directors

- Evaluation of the independence of Directors

The Board has determined that each of the Non-Executive Directors is independent with the exception of Mr Merrick Andlinger, due to his interest in the shareholdings of Andlinger Capital III.

- Senior independent Non-Executive Director

The Board has appointed Mr Peter Murray as senior independent Non-Executive Director. Mr Murray is available to shareholders who have concerns that cannot be addressed through the Chairman, Chief Executive or Finance Director.

Operation of the Board

- Meetings

The Board, as currently constituted, was established on 2 May 2005 in preparation for the IPO. Since that time, the Board has met regularly throughout the year. The attendance of Directors at Board and relevant committee meetings during the year was as follows:

	Full Board	Audit Committee	Remuneration Committee	Executive Committee
Number of meetings in 2005	9	3	2	3
Merrick G Andlinger – Chairman	8	3*	2*	3
Gregory W Haskell – CEO	8	3*	2*	3
Paul D'Alton – Finance Director	8	3*	2*	3
Peter Murray – Non-Executive Chairman, *Audit Committee*	8	3	2	3
Sir Robert Malpas – Non-Executive Chairman, *Remuneration Committee*	8	3	2	
Dr Franz Fischler – Non Executive	6	1	1	
Alan Tank	3**			

* In attendance only

** Alan Tank was available to attend all meetings while a member of the Board of Directors

Information tabled at meetings

The Board has a formal schedule of matters specifically reserved to it for its decision, including approval of the annual fiscal and capital budget, interim and preliminary results announcements, the appointment of Directors and the Company Secretary, circulars to shareholders, Group treasury policies, capital expenditure, reviewing operational and financial performance, reviewing the Group's systems of internal control and risk management and ensuring a satisfactory dialogue takes place with shareholders. Certain other matters are delegated to Board committees, the details of which are set out below.

Audit Committee

The Audit Committee is responsible for monitoring the quality of internal control and ensuring that the financial performance of the Group is properly measured and reported on and for reviewing reports from the Group's auditors relating to the Group's accounting and internal controls.

The Audit Committee consists of Peter Murray as Chairman, Sir Robert Malpas and Dr. Franz Fischler. Full details of composition, terms of reference and activities of the audit committee in 2005 are set out in the audit committee report on page 17.

Executive Committee

Following the resignation of Alan Tank as CEO, an Executive Committee was established to oversee the Group's operations. This Committee consists of Merrick Andlinger, Bill Haskell, Peter Murray and Paul D'Alton.

The Executive Committee met 3 times in 2005.

Nomination Committee

The Nomination Committee is responsible for providing formal, rigorous and transparent procedures for appointing new Directors to the Board. Since the present Board was constituted in advance of the IPO, there have been no new appointments.

The Nomination Committee consists of Sir Robert Malpas as Chairman, Merrick Andlinger and Peter Murray.

Remuneration Committee

The Remuneration Committee is responsible for determining the terms and conditions of service, including the remuneration and grant of options to Executive Directors under the Share Plan. The Remuneration Committee consists of Sir Robert Malpas as Chairman, Peter Murray and Dr Franz Fischler. Details of the composition and terms of reference of the remuneration committee, which has responsibility for remuneration of the Executive Directors are set out in the remuneration committee report on page 19.

Internal controls

The Directors have overall responsibility for the Group's system of internal control and for reviewing its effectiveness. It sets appropriate policies on internal control and seeks regular assurance that enables it to satisfy itself that the system is functioning effectively.

Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

In accordance with the Turnbull guidance, the Directors confirm that there is an ongoing process for identifying, evaluating and managing the significant risks facing the Group. The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and financial statements and is regularly reviewed by the Board. A detailed risk assessment review was completed and a Head of Internal Audit has been appointed.

The Directors reviewed the effectiveness of the Group's system of financial and non-financial controls throughout 2005, including operational and compliance controls, risk management and the Group's high-level internal control arrangements. The Board has formulated a process for identifying and evaluating the significant risks affecting the business and the policies and procedures by which these risks are managed effectively. The process involves the following:

- Preparation of budgets (both annual and monthly)
- Review of Key Performance Indicators
- Review of cashflow forecasts
- Review of actual performance versus budgeted performance and examination of reasons for variances
- Review of operational and capital expenditure
- Evaluation of the industry trends

The Board considers them to be a robust mechanism to create a culture of risk awareness at every level of management.

Management is responsible for the identification and evaluation of significant risks and for the design and implementation of appropriate internal controls. Management regularly reports to the Board on the key risks inherent in the business and on the way in which these risks are managed. The process used to identify and manage key risks is an essential part of the internal control environment.

In accordance with the Turnbull Guidance on Internal Control, a process has been established, and is ongoing for identifying, evaluating and managing the significant risks faced by the Group.

Accountability and the Audit

The statement of Directors' responsibilities, which should be read in conjunction to the report of the auditor, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and the auditor.

As new procedures and working practices are adopted, risk factors are considered and appropriate internal controls are embedded into the Group's management systems wherever possible.

The Board received, on a regular basis, reports on the key risks to the business and the steps being taken to manage such risks. It considers whether the significant risks faced by the Group are being identified, evaluated and appropriately managed.

The Audit Committee met with the Head of Internal Audit in relation to formalising and establishing an effective internal control system for the Group. The Audit Committee also met with and received a report from the external auditors. The Chairman of the Audit Committee reports to the Board on all significant matters considered by the Committee and the minutes of all its meetings are circulated to all Directors.

Directors' remuneration

The disclosures regarding Directors' remuneration have been drawn up in accordance with the Listing Rules of the London Stock Exchange and are set out in the Renumeration Committee report on pages 19 to 23.

Going concern

After making enquiries, the Directors have a reasonable expectation that the Company, and the Group as a whole, has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Annual General Meeting

The Annual General Meeting will be held in the Merrion Hotel, Dublin, on Thursday 4 May, 2006.



Audit Committee Report

The Audit Committee comprises three independent Non-Executive Directors, Peter Murray as Chairman, Sir Robert Malpas and Dr. Franz Fischler.

The Board believes that Peter Murray satisfies the recommendation in the 2003 FRC Combined Code in relation to one member of the Board having recent relevant financial experience. It is also satisfied that Sir Robert Malpas and Dr. Franz Fischler, through their membership of the committee and their wider previous business experience, are sufficiently knowledgeable in relevant financial matters to enable them to fulfil their responsibilities of the committee.

These responsibilities as set out in the terms of reference of the Audit Committee are:

- To monitor the integrity of the Group's financial statements and review significant financial reporting issues and judgements contained therein.
- To review the consistency of accounting policies, both from year to year and across the Group.
- To review the effectiveness of the Group's internal financial controls and risk management systems.
- To establish, monitor, and review the effectiveness of the Group's internal audit function.
- To make recommendations to the Board for it to put to shareholders in the annual general meeting in relation to appointment, re-appointment, or removal of the external auditor and approve the remuneration and terms of engagement of the external auditor.
- To agree, in advance, with the external auditors before the audit commences the nature and scope of the audit, and other relevant matters.
- To review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process.
- To develop and implement the policy on the engagement of the external auditor to supply non-audit services.
- To address any other topics as requested by the Board including to consider the findings of any internal investigations and the response of management.

These responsibilities were discharged as follows:

- The Audit Committee approved the establishment of the Internal Audit function on 8 September 2005.
- The external audit plan and fees were reviewed and approved at an Audit Committee meeting held on 12 October 2005.
- A Risk Assessment report prepared by the Internal Audit function was reviewed at an Audit Committee meeting held on 30 November 2005. The recommendations of the report were discussed and accepted and it was decided that actions would be put in place in order to implement the recommendations of the report.
- Establishment of Compliance Function (5 July 2005)
- The interim results were reviewed and approved at an Audit Committee meeting on 8 September 2005.

As noted above, one of the duties of the Audit Committee is to review and monitor the external auditors' independence and objectivity and the effectiveness of the audit process. The Committee has put in place safeguards to ensure that the independence of the audit is not compromised. Such safeguards include:

- Seeking confirmation that the auditor's staff are, in their professional judgement, independent from the Group;

- Obtaining from the external auditors an account of all relationships between the auditors and the Group;

- Monitoring the number of former employees of the external auditors currently employed in senior positions in the Group and assessing whether those appointments impair, or appear to impair, the auditor's judgement or independence and;

- Considering whether, taken as a whole, the various relationships between the Group and the external auditors impair, or appear to impair, the auditors' judgement or independence.

The Group has a policy governing the conduct of non-audit work by the auditors. Under that policy, the auditors are prohibited from performing services where the auditors:

- May be required to audit their own work;

- Participate in activities that would normally be undertaken by management;

- Are remunerated through a "success fee" structure, where success is dependent on the audit; or

- Act in an advocacy role for the Group.

The auditor is permitted to provide non-audit services that are not, or are not perceived to be, in conflict with auditor independence, providing they have the skill, competence and integrity to carry out the work and are considered by the Committee to be the most appropriate to undertake such work in the best interests of the Group. The engagement of the external auditors to provide any non-audit services must be pre-approved by the Audit Committee or entered into pursuant to pre-approval policies and procedures established by the Audit Committee.

Details of the amounts paid to the external auditors during the period for audit and other services are set out in note 4 to the financial statements on page 49.

Remuneration Committee Report

The Remuneration Committee consists of Sir Robert Malpas as Chairman, Dr Franz Fischler and Peter Murray.

Terms of reference

The duties of the Remuneration Committee are:

- To consider the basic salaries paid to the Executive Directors and any recommendations made by the Managing Director for changes to their basic salaries.

- To consider any bonuses to be paid to the Executive Directors and, in respect of any element of remuneration which is performance related, to formulate suitable performance related criteria and monitor their operation, and to consider any recommendations of the Managing Director regarding bonuses or performance related remuneration.

- To advise on and determine all performance related formulae relevant to the remuneration of the Executive Directors and to consider their eligibility for annual bonuses and benefits under long term incentive schemes.

- To oversee and review all aspects of any share option scheme operated by or to be established by the Company, including but not limited to (subject always to the scheme rules and any applicable legal, Financial Services Authority and/or UK Listing Authority requirements):
  a) the selection of the eligible Directors and other employees to whom options should be granted;
  b) the timing of the grant;
  c) the numbers of shares over which options are to be granted;
  d) the exercise price at which options are to be granted;
  e) the imposition of any objective condition which must be complied with before any option may be exercised.

- To have regard in the performance of the Remuneration Committee's duties to any published guidelines or recommendations regarding the remuneration of Directors of listed companies or the formation and operation of share options schemes which the Remuneration Committee considers relevant or appropriate.

- To consider and make recommendations to the Board about the public disclosure of information about the Executive Directors' remuneration packages and structures in addition to those required by law, or by the Financial Services Authority and/or the UK Listing Authority.

- To oversee the preparation of the Company's report on Directors' remuneration in accordance with the legal requirements and the Listing Rules.

- To consider other benefits granted to the Executive Directors and any recommendations of the Managing Director for changes in those benefits.

- To consider and make recommendations in respect of the pension arrangements applicable to the Executive Directors.

- To formulate policy and consider and make recommendations in respect of the terms of the service contracts or appointment letters of the Executive and Non-Executive Directors, any proposed changes to those contracts and any termination or severance payments or other termination or severance terms.

- To consider other matters relating to the remuneration of or terms of employment applicable to the Executive Directors that may be referred to the Remuneration Committee by the Board.

Remuneration policy

The Group's policy on Directors' remuneration is designed to attract and retain Directors of the highest calibre who can bring their experience and views to the policy, strategic decisions and governance of AgCert.

In setting remuneration levels, the Remuneration Committee aims to ensure that Executive Directors are properly rewarded and motivated to perform in the best interests of the shareholders.

Performance related rewards, based on measured targets, are a key component of remuneration. The typical elements of the remuneration package for executive directors are basic salary, a cash incentive bonus and participation in a share options/share award plan.

Bonus entitlements are based on achievement of the business plan up to 50% for senior management and a further 50% based on achievement of personal goals. It is policy to grant share options/share awards to key management to encourage identification with shareholders interests.

Executive Directors' remuneration

The Executive Directors' remuneration is consistent with the overall remuneration policy and is set out below.

Executive Directors' service contracts

Bill Haskell, Chief Executive Officer, has a contract which commenced on 13 September 2005 and is for an undefined period.

Paul D'Alton, Chief Financial Officer, has a three-year contract which commenced on 17 March 2005.

Non-Executive Directors' remuneration

The remuneration of Non-Executive Directors is determined by the Board of Directors as a whole. The fees paid to Non-Executive Directors are set at a level which will attract individuals with the necessary experience and knowledge. These fees are set out below.

Pensions

Pensions are not provided.

Employee share option scheme

Pre-IPO Employees: AgCert employees hired prior to the Initial Public Offering ("IPO") (June 2005) were granted awards with no performance measures attached. The units vest in equal annual instalments over 36 months, commencing on date of employment.

Transitional Employees: AgCert employees hired between the IPO and the last day of the following open period (24th October 2005) were given share options (USA) or share awards (all other jurisdictions) with no performance measures attached. The options and share awards vest in 3 annual instalments, commencing from date of employment.

Future Employees: Employees post-24 October 2005 will be granted share options with performance measures attached. The shares will vest over 3 years.





Service contracts

No service contracts exist between the Company or any of the Group's subsidiary undertakings and any executive or Non-Executive Directors other than Executive Directors' employment contracts.

Directors' Remuneration (in total)

Aggregate Directors' Remuneration charged in the income statement in the year was as follows:

	Non Executives	Executives	Total 2005
Basic Salaries	-	521,185	521,185
Fees	205,000	45,000	250,000
Performance bonuses	-	87,500	87,500
Benefits	-	-	-
Termination benefits	-	469,192	469,192
Pension Contributions	-	-	-
Total	205,000	1,122,877	1,327,877
No. of Directors	4	3	7

This is analysed by individual Director in accordance with the rules of the London Stock Exchange as follows:

	Salaries / Fees	Bonus	Benefits	Pension	Termination Benefits	Total 2005
Executives						
Gregory W Haskell	45,000	-	-	-	-	45,000
Paul D Alton	200,000	87,500	-	-	-	287,500
Alan Tank	321,185	-	-	-	469,192	790,377
Non-Executives						
Merrick G Andlinger	63,750	-	-	-	-	63,750
Dr Franz Fischler	45,000	-	-	-	-	45,000
Sir Robert Malpas	45,000	-	-	-	-	45,000
Peter Murray	51,250	-	-	-	-	51,250
Total	771,185	87,500	-	-	469,192	1,327,877

Directors' interests in share capital at 31 December 2005

The interests of the Directors and Secretary in the shares of the Company, which are beneficial unless otherwise indicated, are shown below.

The Directors and Secretary have no beneficial interests in any of the Group's subsidiary undertakings.

Name of Director	Name of Company	Description of instrument	Interest at beginning of period or date of appointment (if later)	Interest at end of period
Sir Robert Malpas	AgCert International plc	Ordinary share capital	50,000	50,000
Peter Murray	AgCert International plc	Ordinary share capital	53,571	53,571
Paul D'Alton	AgCert International plc	Ordinary share capital	28,571	28,571

Directors and Company Secretary's interest in share options

ANX LLC holds 16,576,000 ordinary shares in the Company. Paul D'Alton holds 200,000 units in ANX LLC and has the right, exercisable from 30 June 2006 onwards, to call for ANX LLC to distribute to him 648,700 shares in AgCert International Plc in satisfaction of the redemption of the 200,000 units held by him in ANX LLC.

Chairman's Report



AgCert's first year as a public company, was one filled with accomplishments, challenges and opportunities. The carbon world has developed rapidly during the period, as has the Company.

AgCert's business is the production and sale of reductions in greenhouse gas emissions (referred to as "Offsets") from agricultural sources on an industrial scale. Its methods involve the capture and combustion of biogas containing greenhouse gases, primarily methane, emitted from animal waste management systems ("AWMSs"). To achieve this, AgCert has developed proprietary data systems and processes which have been designed to be fully scalable and adaptable to the AWMSs of large confined animal feeding operations including those for swine, dairy and poultry.

Market development

The European Union Emission Trading Scheme ("EU ETS") was launched in January 2005 and created the main market for AgCert's business. The Kyoto Protocol came into force in February of 2005 establishing a global system to reduce greenhouse gases. Companies producing more than their target greenhouse gas emissions under the terms of the Kyoto protocol will need to buy offsets to cover the excess or face heavy fines. Trading of European Union Allowances ("EUAs") the benchmark for carbon value began with prices in the €7 to €9 per tonne range and with daily volume of 50,000 to 750,000 tonnes. By mid March 2006 prices had escalated to more than €26 per tonne and daily trading volume reached as high as 2.5 million tonnes. After much anticipation the World's first Certified Emission Reductions ("CERs") in the CDM market were issued in relation to hydroelectricity projects in Honduras in October 2005.

Operational performance

Against this market background AgCert has developed rapidly, expanding its initial operations in Brazil and Mexico, establishing operations in new geographies, (namely Chile and Argentina), and extending its activities to new agricultural sectors, such as dairy and poultry.

From an initial base at 8 December 2004 of 20 employees and 8 completed biodigesters, AgCert now has over 220 employees and more than 400 completed biodigesters.

AgCert is a pioneer in the Carbon market and has achieved rapid growth. In this new industry the CDM process creates necessary checks and balances, but remains commercially challenging as regulators and market participants seek to gain experience. By growing rapidly, the Company has secured a significant market presence in Brazil and Mexico, but at the cost of an organizational restructuring during Autumn 2005 and higher than expected construction expenditures as some sites, mostly in Brazil, were below our current minimum size and others needed remedial work to meet the Company's construction standards.

Substantial progress has been made both in operations and regulatory approvals, particularly in the latter half of 2005.

AgCert has secured advance sales contracts of approximately €94 million, and sees an abundance of potential future customers. The Company has been working with its customers to match its revised and updated regulatory and production schedule with the customers' delivery requirements.

Capital expenditure of €41.3 million (as shown in note 9 to the financial statements) in the period reflected the construction of bio-digesters in Mexico and Brazil. EBITDA of €16.6 million reflect operational expenditures incurred in supporting the execution of the plan.

AgCert has submitted to the CDM Executive Board requests to issue CERs on two different PDDs, the Granja Becker farm in Brazil, and a bundled collection of farms in Mexico.

Capital Requirements

The IPO of AgCert shares in June 2005 raised gross proceeds of €91 million for the Company. Since that time, significant progress has been made against the plan for biodigester installations, although the regulatory process that leads ultimately to the issuance of CERs has not matched the pace of our operational development. AgCert intends to explore additional sources of supply in Latin America during 2006 and also is researching sources of supply in new territories, with a view to further expansion beyond its existing geographic footprint. To maintain the momentum now achieved, the Company is currently engaged in raising additional funds for capital and operating expenditures over the coming years. Since 31 December 2005, the Company has:

- arranged a secured pre-payment of up to €60 million with a major global Corporation for the purchase of CERs to be delivered at dates between 2008 and 2012;
- signed a term sheet for the placing with AES of new shares in the amount of 9.9% of the currently issued share capital at a price of €2.66 per share. This placement is subject to AES final Board approval and Agcert International plc shareholder approval. As part of this arrangement, joint ventures are being negotiated;
- progressed negotiations with International Finance Corporation ("IFC"), and a group of international banks for a senior syndicated debt facility of up to €120 million.

Board developments

On 13 September 2005 AgCert announced that Bill Haskell, a director would serve as interim CEO, replacing the former CEO. Under Bill's leadership, substantial progress has been made and to maintain that momentum, the Board are delighted to announce that Bill has accepted the role of permanent CEO.



Outlook

Unlike many businesses, the Company's production does not start at zero each year, but instead builds upon prior periods' capacity. For 2006 and beyond, the Company has the capital and operating resources to continue to expand its business, and will work to identify and secure sources of CER supply, to construct biodigesters on time and within budget and to operate and maintain facilities for the long term, all the while satisfying significant regulatory requirements.

AgCert operates under the extreme scrutiny of the Clean Development process and embodies the ideals of the Clean Development Mechanism - bringing new investment capital and technology to developing countries and fostering sustainable economic development while improving the environment. The Company works according to the World Bank Group's environment and social standards policies.

The signs of global climate change were abundantly evident in 2005, with unusual local temperatures, extreme storms and shrinking ice in glaciers and at the poles. The problem is clear, as is the opportunity. Against this background, the rapid growth of the Carbon market and the Company's achievements, the Board takes a positive view of the future.

Merrick G Andlinger
Chairman
5 April 2006

Directors' report



The Directors present their annual report and audited financial statements for the period ended 31 December 2005.

Principal activities and business review

The Company was incorporated on 8 December 2004. The principal activities of the Company and Group are to produce and sell reductions in greenhouse gas emissions (referred to as "Offsets") from agricultural sources on an industrial scale. As is expected of a new and developing business, the activities of the Group have changed significantly in terms of size and scale during the period. A full description of the principal activities of the business is set out in the Operations Review on pages 7 to 9.

Results and finance review

The Group loss for the financial period amounted to €19,289,830. No material revenue has been earned during the period. The financial statements for the period ended 31 December 2005 are set out in detail on pages 33 to 68. A Finance Review of the Group is set out on pages 10 to 11.

Risks and uncertainties

The key challenges facing the Group are outlined in the Operations Review on pages 7 to 9 under the heading "Risks and uncertainties".

Dividends

No dividends have been paid or proposed during the year.

Research and development

The Group carries out research and development activities aimed at ensuring that the Group's products remain at the leading edge and are continually evolving and improving. Research and development costs are expensed as incurred.

Subsidiaries

The Company has an investment in the following subsidiaries:

	Country of Incorporation	Ownership Interest
AgCert Services (USA) Inc	United States	100%
AgCert Brazil Environmental Solutions Limited	Brazil	99.98%
AgCert Mexico Environmental Services S de RL de CV	Mexico	99%
AgCert Canada Holding Limited	Ireland	100%

Corporate Governance

Statements by the Directors in relation to the Company's application of corporate governance principles, compliance with the provisions of the 2003 FRC Combined Code, the Group's system of internal controls and the adoption of the going concern basis in the preparation of the financial statements are set out on pages 12 to 16.

The report on Directors' remuneration is set out on pages 19 to 23.

Directors and Secretary and their interests

Directors and Secretary's interests are disclosed in the remuneration committee report on pages 19 to 23.

Directors

As of the 31 December 2005 the Board of Directors of the Company was comprised of:

Merrick G Andlinger, Chairman (American)
Gregory W Haskell (American)
Paul M D'Alton (Irish)
Dr Franz Fischler (Austrian)
Sir Robert Malpas (British)
Peter Murray (Irish)

All of the above board members were appointed during the period and one third of the board members will submit themselves to the shareholders for re-election at the first Annual General Meeting on 4 May 2006.

Resignations during the year:

Patrick E Fanning (Irish) (Appointed 8 December 2004, Resigned 18 April 2005)

Alan Tank (American) (Appointed 24 February 2005, Resigned 12 September 2005)

Stephen A Magida (American) (Appointed 8 December 2004, Resigned 2 May 2005)

Outlook

Future prospects for the business are set out in the Operations Review from pages 7 to 9 under the heading "Outlook".

Financial risk management

The Group's Treasury Policy detailing the Group's exposure to price, credit, liquidity and cash flow risk is set out in the Finance Review on pages 10 to 11 under the heading "Treasury Activities".

Substantial holdings

The Directors have been notified of the following significant interest in the issued ordinary share capital of the Company at 31 December 2005:

	Number of Ordinary Shares	Percentage
Andlinger Capital III LLC	41,712,000	27.17%
XL TechGroup Inc	41,712,000	27.17%
ANX LLC	16,576,000	10.80%
IFC Equity Investments	9,359,010	6.10%
Fidelity International Limited (FIL) & direct and indirect subsidiaries*	7,501,036	4.89%

*Fidelity International Limited states that these shares are not beneficially owned by them.

Political donations

No donations to political parties were made during the period.

Post balance sheet events

Details of important events affecting the Group which have taken place since the end of the financial period are given in note 26 to the financial statements.

Annual General Meeting

The Board communicates with the Group's shareholders at the Annual General Meeting and if necessary, during the year. The Annual General Meeting will be held on 4 May 2006, in the Merrion Hotel, Dublin

Accounting records

The Directors believe that they have complied with the requirement of Section 202 of the Companies Act, 1990 with regard to books of account by employing personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account are maintained at the Company's registered office in 30 Herbert Street, Dublin 2, Ireland

Auditors

In accordance with Section 160 (2) of the Companies Act, 1963, the auditors, KPMG, Chartered Accountants, will continue in office.

On behalf of the Board

Merrick G Andlinger
Director

Paul M D'Alton
Director

5 April 2006

Statement of Directors' Responsibilities

The directors are responsible for preparing the Annual Report and the consolidated and company financial statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare consolidated and company financial statements for each financial year. Under that law the directors are required to prepare the consolidated financial statements in accordance with IFRSs as adopted by the EU and have also elected to prepare the company financial statements in accordance with IFRSs as adopted by the EU.

The financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the group and company; the Companies Acts 1963 to 2005 provide in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the consolidated and company financial statements, the directors are required to:

- select suitable accounting policies and apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and parent company will continue in business.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that its financial statements comply with the Companies Acts 1963 to 2005. They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable law and the requirements of the Listing Rules issued by the UK Financial Services Authority, the directors are also responsible for preparing a Directors' Report and reports relating to directors' remuneration and corporate governance that comply with that law and those Rules.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

On behalf of the Board

Merrick G Andlinger
Director

Paul M D'Alton
Director

5 April 2006

Independent Auditors' Report to the Members of AgCert International plc

We have audited the consolidated and company financial statements (the 'financial statements') of AgCert International plc for the period ended 31 December 2005 which comprise the Consolidated and Company Income Statements, the Consolidated and Company Balance Sheets, the Consolidated and Company Cash Flow Statements, the Consolidated and Company Statements of Recognised Income and Expense and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with section 193 of the Companies Act 1990. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU are set out in the Statement of Directors' Responsibilities on page 30.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with IFRSs as adopted by the EU, and have been properly prepared in accordance with the Companies Acts 1963 to 2005 and Article 4 of the IAS Regulation. We also report to you our opinion as to: whether proper books of account have been kept by the company; whether at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the company; and whether the information given in the Directors' Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit, and whether the company financial statements are in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the UK Financial Services Authority regarding directors' remuneration and directors' transactions is not disclosed and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises the Directors' Report, the Chairman's Report, the Corporate Governance Report, the Finance Review and the Operations Review. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the consolidated financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the group's affairs as at 31 December 2005 and of its loss for the period then ended;

- the company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the company's affairs as at 31 December 2005 and of its loss for the period then ended; and

- the financial statements have been properly prepared in accordance with the Companies Acts 1963 to 2005 and Article 4 of the IAS Regulation.

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The company financial statements are in agreement with the books of account.

In our opinion the information given in the Directors' Report is consistent with the financial statements.

The net assets of the company are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2005 a financial situation which under Section 40 (1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the company.

KPMG

Chartered Accountants
Registered Auditor
5 April 2006

1 Harbourmaster Place
IFSC
Dublin 1

Consolidated and company income statement

For the thirteen-month period from incorporation to 31 December 2005

	Note	2005 Consolidated €	2005 Company €
Revenue	3	3,374	3,374
Professional and legal expenses		(4,872,859)	(3,127,694)
Wages and salaries	6	(6,906,260)	(1,410,539)
Employee share based payments	6, 18	(984,827)	(984,827)
General and administrative expenses		(4,851,454)	(1,952,520)
Depreciation and amortisation		(322,793)	(201,222)
Loss on sale of capital equipment		(3,026)	(3,026)
Costs incurred on behalf of foreign operations			(10,265,135)
Operating loss before financing costs		**(17,937,845)**	**(17,941,589)**
Financial income	7	591,227	591,227
Financial expense	7	(1,943,212)	(1,939,468)
Net financing costs		**(1,351,985)**	**(1,348,241)**
Loss after financing costs		**(19,289,830)**	**(19,289,830)**
Loss before tax		**(19,289,830)**	**(19,289,830)**
Income tax expense	8		
Loss for the period		**(19,289,830)**	**(19,289,830)**
Attributable to:			
Equity holders of the parent	14	(19,289,830)	(19,289,830)
Basic (loss) per share	15	(0.15)	(0.15)
Diluted (loss) per share	15	(0.15)	(0.15)

On behalf of the Board

Merrick G Andlinger — *Director*

Paul M D'Alton — *Director*

5 April 2006

Consolidated and company statement of recognised income and expense

For the thirteen-month period from incorporation to 31 December 2005

	Note	2005 Consolidated €	2005 Company €
Foreign exchange translation differences on net investment in foreign operations	14	356,519	0
Income and expense recognised directly in equity		**356,519**	**0**
Loss for the period		**(19,289,830)**	(19,289,830)
Total recognised income and expense for the period		**(18,933,311)**	(19,289,830)
Attributable to:			
Equity holders of the parent		**(18,933,311)**	(19,289,830)

On behalf of the Board

Merrick G Andlinger
Director

Paul M D'Alton
Director

5 April 2006

Consolidated and company balance sheet

At 31 December 2005

Assets	Note	2005 Consolidated €	2005 Company €
Property, plant and equipment	9	40,661,223	11,089,340
Goodwill and intangible assets	10	3,634,704	3,634,704
Financial assets	25		29,219,234
Total non-current assets		**44,295,927**	**43,943,278**
Inventories	11	1,277,015	1,277,015
Trade and other receivables	12	2,208,119	1,140,108
Cash and cash equivalents	13	28,084,575	27,135,209
Total current assets		**31,569,709**	**29,552,332**
Total assets		**75,865,636**	**73,495,610**
Equity			
Issued capital	14	87,940,408	87,940,408
Translation reserve	14	356,519	
Equity incentive reserve	14	984,827	984,827
Retained earnings	14	(19,289,830)	(19,289,830)
Total equity attributable to equity holders of the parent		**69,991,924**	**69,635,405**
Liabilities			
Finance lease liabilities (non-current)	16	212,088	
Total non-current liabilities		**212,088**	
Trade and other payables	19	5,584,462	3,860,205
Finance lease liabilities (current)	16	77,162	
Total current liabilities		**5,661,624**	**3,860,205**
Total liabilities		**5,873,712**	**3,860,205**
Total equity and liabilities		**75,865,636**	**73,495,610**

On behalf of the Board

Merrick G Andlinger
Director

Paul M D'Alton
Director

5 April 2006

Consolidated and company cash flow statement

For the thirteen-month period from incorporation to 31 December 2005

	Note	2005 Consolidated €	2005 Company €
Cash flows from operating activities			
Loss before taxation	14	(19,289,830)	(19,289,830)
Adjustments for:			
Interest income	7	(591,227)	(591,227)
Interest expense	7	394,632	392,040
Depreciation and amortisation		322,793	201,222
Employee share based payments	6,18	984,827	984,827
Loss on sale of equipment	9	3,026	3,026
Increase in trade and other receivables	12	(2,208,119)	(1,140,108)
Increase in inventories	11	(1,277,015)	(1,277,015)
Increase in trade and other payables	-	5,920,009	3,860,206
Net cash outflow from operating activities		**(15,740,904)**	**(16,856,859)**
Cash flows from investing activities			
Interest income	7	591,227	591,227
Property, plant and equipment constructed		(39,282,976)	(9,931,884)
Business operations acquired		(4,996,418)	(4,996,418)
Investment in foreign operations			(29,219,234)
Net cash from investing activities		**(43,688,167)**	**(43,556,309)**

Consolidated and company cash flow statement (continued)

For the thirteen-month period from incorporation to 31 December 2005

	Note	2005 Consolidated €	2005 Company €
Cash flows from financing activities			
Proceeds from the issue of share capital		90,852,755	90,852,755
Proceeds from the issue of debt		22,215,702	22,215,702
Repayment of borrowings		(13,839,252)	(13,839,252)
Payment of transaction costs		(11,288,788)	(11,288,788)
Interest expense	7	(394,632)	(392,040)
Payment of finance lease liabilities		(32,139)	-
Net cash from financing activities	-	**87,513,646**	**87,548,377**
Net increase in cash and cash equivalents	-	**28,084,575**	**27,135,209**
Cash and cash equivalents at 8 December 2004		-	-
Cash and cash equivalents at 31 December 2005	13	**28,084,575**	**27,135,209**

On behalf of the Board

Merrick G Andlinger
Director

Paul M D'Alton
Director

5 April 2006

Statement of accounting policies

AgCert International plc is a Company domiciled in the Republic of Ireland, with a principal place of business at Apex Business Centre, Blackthorn Road, Sandyford, Dublin 18. The Company's registered office address is 30 Herbert Street, Dublin 2, Ireland. The Company financial statements show the results and financial position of the Company as an individual entity. The consolidated financial statements of the Company for the period from the date of incorporation to 31 December 2005 constitute the financial statements of the Company and its subsidiaries (together referred to as the "Group").

AgCert International Limited was incorporated on the 8 December 2004. The Company was listed on the London Stock exchange on 2 June 2005 as AgCert International plc.

The assets and liabilities of both AgCert International LLC and AgCert Canada Co were acquired by AgCert International plc during the period. AgCert International LLC has changed its name to ANX LLC.

On 1 January 2005 ANX LLC transferred its beneficial ownership in assets and intellectual property rights to AgCert International Limited. ANX LLC was a limited liability Company domiciled in the United States of America and was organised on 10 May 2002 under the laws of the State of Delaware. ANX LLC's primary business activities comprised of the generation of emission reduction offsets.

On 5 April 2005 AgCert Canada Co. assigned its rights and obligations under contracts to AgCert International plc. AgCert Canada Co was a Company domiciled in Canada and was incorporated on 15 January 2003. The primary business activities comprised of identifying and developing contractual relationships with third parties interested in purchasing emission reduction Offsets.

a) Statement of compliance

The consolidated and company financial statements have been prepared in accordance with Irish Statute comprising the Companies Acts, 1963 to 2005 and in accordance with International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) and adopted by the European Union ("IFRSs adopted by the EU"). The IFRSs adopted by the EU applied in the financial statements are those effective for accounting periods ending on or after 31 December 2005.

b) Basis of preparation

The financial statements are presented in Euro. They are prepared on the historical cost basis except for derivative financial instruments and share based payments which are stated at fair value. The financial statements are presented from the date of incorporation, 8 December 2004 to 31 December 2005, a period of more than one year. There are no comparative amounts.

The preparation of financial statements in conformity with IFRSs adopted by the EU requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of asset and liabilities, income and expenses. The estimates and associated assumptions are based on management's best judgement as to what is reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 23.

The accounting policies set out below have been applied consistently by Group entities.

c) Accounting for subsidiaries

(i) Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from Intragroup transactions, are eliminated in preparing the consolidated financial statements unless losses provide evidence of impairment.

(iii) Company financial statements

Investments in subsidiaries are carried at cost less impairment losses.

d) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are recorded at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Euro at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in profit or loss. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Euro at foreign exchange rates ruling at the dates the fair value was determined.

(ii) Financial statements of foreign operations

The financial statements of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Euro at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into Euro at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly into a separate component of equity.

e) Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value and the gain or loss on remeasurement to fair value is recognised immediately in profit or loss.

Statement of accounting policies (continued)

f) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less any accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate amount of production overhead.

Biodigesters that are being constructed or developed for future use are classified as property, plant and equipment and stated at cost until construction or development is complete, at which point the biodigester is depreciated over a ten year period (see (iii) below).

The biodigesters were constructed by various subcontractors and are located at numerous farm sites in Latin America. The Group has entered into supply contracts (also known as "Aggregation contracts") with a number of farm owners which give AgCert the sole rights to all environmental benefits arising from the farm generally for ten years, including the benefits arising from the combustion of methane. At the end of the contract, title to the biodigesters will pass to the farmers and consequently for the Group they have a nil residual value. AgCert constructs the biodigesters on individual sites and capitalises direct costs and an appropriate amount of production overhead. Upon completion of each site, the asset is placed in service.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. At commencement of the lease term, finance leases are recognised on the balance sheet at an amount equal to the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. The asset is depreciated over it's useful life. Lease payments are accounted for as described in accounting policy (p) (ii).

(iii) Depreciation

Depreciation, based on the difference between cost and residual value, is charged to the income statement on a straight line basis over the estimated useful lives of each part of property, plant and equipment. The biodigesters are depreciated over the shorter of the length of the contract between the farmers and the Company, and the useful life of the asset.

The estimated useful lives are as follows:

• Biodigesters	10 years
• Capital equipment	5 years
• Leasehold improvements	3 years
• Finance lease automobiles	3 years

Residual values, unless insignificant, are reviewed annually.

Statement of accounting policies (continued)

g) Goodwill and intangible assets

(i) Goodwill

All business combinations are accounted for by applying the purchase method. In respect of the business, acquired goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment. (See accounting policy (k)).

(ii) Other intangible assets

Intangible assets other than goodwill that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses.

(iii) Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

(iv) Amortisation

Amortisation is charged to profit or loss on a straight line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are tested systematically for impairment at each annual balance sheet date. Intangible assets with a finite useful life are amortised from the date they are available for use. The estimated useful lives are as follows:

- Patents and trademarks 10 years
- Software 10 years
- Aggregation contracts* 10 years

* Aggregation contracts are arrangements with farmers whereby AgCert has the right to construct biodigesters on the farm and rights to all environmental benefits arising from the farm.

h) Trade and other receivables

Other receivables are stated at their cost less impairment losses (see accounting policy (k)).

i) Inventories

Inventories of Offsets are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Cost comprises all production costs. At the end of each period, inventory cost will be evaluated based on the recoverable value and current market prices to determine whether any write down is appropriate. To the extent that any impairment arises, losses from inventory valuation are recognised in the period in which they accrue. The costs associated with producing the inventories are charged to the income statement in the same period as the related revenues are recognised.

Statement of accounting policies (continued)

j) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less.

k) Impairment

The carrying amounts of the Group's assets other than:

- Inventories (See accounting policy (i))
- Deferred tax assets (See accounting policy (q))
- Assets arising from employee benefits (See accounting policy (n))
- Derivatives (see accounting policy (e))

are reviewed at each balance sheet date to determine whether there is any indication of impairment. When such an indication exists, the assets are reviewed for impairment.

For goodwill, intangible assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds it recoverable amount. Impairment losses are recognised in the income statement.

Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis.

The recoverable amount of assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

l) Dividends

Final dividends on ordinary shares are recognised in equity in the period in which they are approved by Company's shareholders. Interim dividends are recognised in equity in the period in which they are paid.

m) Trade and other payables

Trade and other payables are stated at cost.

n) Employee benefits

(i) Share-based payment transactions

For equity settled share options, the fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted.

For share awards, the fair value of the shares granted to the employee is recognised as an expense with a corresponding increase in equity. The fair value is initially measured at grant date and spread over the period during which the employees become unconditionally entitled to the shares (36 months). The fair value of the share awards are measured based on share price on date of grant, taking into account the terms and conditions upon which the instruments were granted.

o) Revenue

(i) Goods sold and services rendered

Revenue from the sale of emission Offsets is recognised when the Group has transferred the significant risks and rewards of ownership to a customer. Revenue is recognised only if it is probable that future economic benefits will flow to the Group and these benefits can be measured reliably. In order for the Group to generate a Certified Emission Reduction, a number of steps must be performed, as follows:

- the Group constructs a facility that produces Emission Reductions;
- the United Nations approves the process and methodology of measuring Emission Reductions and certifies their acceptance of the production process;
- the Group has to obtain the approval of the Designated National Authority for the process and methodology in the country in which the Emission Reduction facility is based;
- the Group produces Emission Reductions to supply to the customer;
- the Group then notifies the customer that Emission Reductions have been verified and are held for the customer's account; and
- the Emission Reductions need to be registered by the UNFCCC before they become Certified Emission Reductions that can be utilised by the customer in its own jurisdiction to reduce its level of emission production.

The Group will only recognise revenue when it notifies the customer that the Emission Reductions have been certified and are held for the customer's account and it determines that the delivery and regulatory risk encompassed in the final Emission Reduction registration and certification process is minimal.

p) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

(ii) Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Net financing costs

Net financing costs comprise interest payable on borrowings (including finance leases), interest receivable on funds invested and foreign exchange gains and losses, on borrowings and cash balances.

Interest income is recognised in the income statement as it accrues. The interest expense component of finance lease payments is recognised in the income statement.

(iv) Research and development

Research and development costs are expensed as incurred.

q) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and temporary differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

r) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Group's primary format is geographical segments and is based on the Group's management and internal reporting structure. The Group's secondary reporting format is business segments. There is one business segment being the generation of Emission Reduction Offsets.

s) Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

t) Convertible notes

Convertible notes that can be converted into share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds. The equity component of the convertible notes is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognised in the income statement is calculated using the effective interest method.

Notes to the consolidated and company financial statements

1. Segmental reporting

Segment information is presented in respect of the Group's business and geographical segments. The primary format, geographical segments is based on the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Geographical segments

Group operations are headquartered in Dublin, Ireland in which jurisdiction the CERs are delivered to customers. Services and data generation to support the production of emission offsets are provided by subsidiaries in Mexico and Brazil. Other administrative services are provided in the USA.

In presenting the information on the basis of geographical segments, segment assets are based on the geographical location of the production assets.

Business segments

The Group comprises one business segment being the generation of emission reduction Offsets.

The following sets out the segmental information on the consolidated financial statements:

Geographic segments	Canada €'000	USA €'000	Mexico €'000	Brazil €'000	Ireland €'000	Total €'000
CER revenue	-	-	-	-	-	-
Voluntary emission reduction revenue	-	-	-	-	3	3
Total revenue from external customers	-	-	-	-	3	3
Operating (loss)	-	1	-	2	(17,941)	(17,938)
Net financing costs	-	(2)	-	(2)	(1,348)	(1,352)
Income tax expense	-	-	-	-	-	-
(Loss) for the period	-	-	-	-	(19,290)	(19,290)
Segment assets	19	594	11,432	19,545	44,276	75,866
Segment liabilities	(72)	(1,042)	(133)	(2,399)	(2,228)	(5,874)
Capital expenditure	-	452	10,325	18,994	12,096	41,867
Impairment losses	-	-	-	-	-	-
Depreciation and amortisation expense	-	(68)	(21)	(33)	(201)	(323)
Number of completed farms	-	-	89	176	-	265
Assets under construction	-	-	4,900	11,784	1,424	18,108
Number of employees	3	49	84	63	9	208

The company incurred costs on behalf of foreign operations of €10,265,135.

Business segments

The Group comprises one business segment being the generation of emission reduction Offsets.

Business segments	Consolidated Period ended 31st December €'000
Revenue from external customers	3
Segment assets	75,866
Capital expenditure	41,867

**All segments are continuing operations*

2. Acquisitions

On 1 January 2005 and 5 April 2005, certain of the business assets and liabilities of ANX LLC and AgCert Canada Co, who are related parties, were acquired by the Company and its subsidiary undertakings.

The key transactions were:

- right, title and interest in the biodigesters and lagoons constructed in Brazil and Mexico, together with all related assets (including certain intangible assets) and liabilities were transferred from ANX LLC to the Company for the amount of US$1.5 million (€1,105,800);

- right, title and interest in and to any and all non US intellectual property rights (including the AgCert trade mark and the proprietary computer software) to be used outside of the United States of America were assigned from ANX LLC to the Company for the amount of US$3.7 million (€2,733,274);

- right, title and interest in and to any and all US intellectual property rights (including the AgCert trade mark and the proprietary computer software) to be used inside the US only were assigned from ANX LLC to AgCert Services USA, Inc. a subsidiary of the Company, for the amount of US$10.00 (€7);

- the Company acquired the rights and assumed the obligations of AgCert Canada Co under certain contracts with biodigester construction contractors in Brazil and letters of intent, contracts and arrangements with farmers in Canada, Brazil and Mexico for the collection of relevant data, construction of certain improvements on farmers' property and the generation of environmental emission Offsets. As part of the assignment, the Company agreed to assume AgCert Canada Co's obligations under a certain promissory note (the 'Canadian Note') in the original amount of US$1.3 million (€1,084,823) issued by AgCert Canada Co to ANX LLC in respect of the financing by ANX LLC of AgCert Canada Co's costs in obtaining and performing the contracts. In exchange for the cancellation of the Canadian Note, the Company issued to ANX LLC US$1.3 million (€1,084,823) in nominal value Series "B" Unsecured Non Convertible Loan Notes 2007;

- certain customer contracts were assigned from AgCert Canada Co to the Company for nil consideration;

- AgCert Canada Holding Limited, a subsidiary of the Company, acquired the issued share capital of AgCert Canada Co for US$1.00 (€0.7).

The consideration paid in respect of key transactions outlined above totalled US$6.5 million (€4,923,904) and was settled through the issuance by the Company to ANX LLC of Series "A" Unsecured Non Convertible Loan Notes 2007 ('Series "A" Notes') in the amount of US$2.7 million and the issuance of Series "B" Unsecured Non Convertible Loan Notes 2007 ('Series "B" Notes') in the amount of US$3.8 million. All notes were subsequently repaid by the Company during the period.

Acquiree's net assets at acquisition date

	Recognised Value €	Fair Value Adjustment €	Carrying Amount €
Property, plant and equipment	1,200,440	-	1,200,440
Intangible assets	-	1,880,004	1,880,004
Trade and other receivables	390,746	-	390,746
Trade and other payables	(463,260)	-	(463,260)
Net identifiable assets and liabilities			3,007,930
Goodwill on acquisition			1,915,974
Consideration satisfied in the form of notes issued			4,923,904

On the acquisition of the assets of ANX LLC, the Group determined those intangible assets which were separately identifiable, and which were now controlled by the Group and expected to provide future economic benefits. These intangible assets are set out in Note 10. Excess of the consideration paid for the business over the fair value of the net assets acquired, including the value attributed to separately identifiable intangible assets, is capitalised as goodwill. The goodwill which has arisen can be attributed to technical knowledge and know-how acquired which is based upon a combination of systems and processes, which permits the flexibility to adapt the Company's methodology and infrastructure into other livestock sectors, and other national Clean Development Mechanism markets.

Notes to the consolidated and company financial statements (continued)

3. Revenue

	2005 Consolidated €	2005 Company €
Emission-related income	3,374	3,374

Revenue was generated from the sale of Voluntary Emission Reductions (VER's) during the period.

4. Statutory and other information

	2005 Consolidated €	2005 Company €
Auditor's remuneration		
Audit services	411,658	411,658
IPO services	1,483,658	1,483,658
Other	132,234	132,234
Depreciation and amortisation	743,589	485,909
Operating lease payments	256,774	80,904

5. Directors' remuneration and interests

Details of Directors' remuneration and interests are set out in the remuneration committee report on pages 19 to 23.

6. Personnel numbers and costs

The average number of persons employed by the Group (including Executive Directors) during the period, analysed by category, was as follows:

Number of employees	Group	Company
Management	29	4
Administration	48	5
Sales	3	
Production	128	
	208	**9**

The aggregate payroll costs of these persons were as follows:

	Consolidated €	Company €
Wages and salaries	6,248,535	1,350,545
Social welfare costs	657,725	59,994
Total wages and salaries	**6,906,260**	**1,410,539**
Employee share based payments	984,827	984,827
Total payroll	7,891,087	2,395,366

Consolidated and company payroll costs include €790,377 paid / payable to Alan Tank, former CEO.

7. Net financing costs

	Consolidated €	Company €
Financial Income:		
Interest income	591,227	591,227
Financial Expense:		
Interest expense	(394,632)	(392,040)
Net foreign exchange loss on borrowing	(1,548,580)	(1,547,428)
Total financial expense	(1,943,212)	(1,939,468)
Net financing costs	**(1,351,985)**	**(1,348,241)**

8. Income tax

Due to losses incurred during the year, no income tax charge was recorded. Due to the start up nature of the business a deferred tax asset in respect of losses incurred has not been recognised.

Notes to the consolidated and company financial statements (continued)

9. Property, plant and equipment

Property, plant and equipment of the Group are as follows:

	Biodigesters €	Assets under construction €	Capital equipment €	Finance lease €	Leasehold improvements €	Total €
Cost						
On incorporation (8 December 2004)	-	-	-	-	-	-
Acquisitions through business combinations	352,461	776,712	71,267	-	-	1,200,440
Additions during the period	21,071,883	17,331,669	941,350	321,389	320,381	39,986,672
Disposals during the period	-	-	(3,026)	-	-	(3,026)
Effects of movements in foreign exchange	31,162	-	44,129	-	8,446	83,737
Balance at 31 December 2005	**21,455,506**	**18,108,381**	**1,053,720**	**321,389**	**328,827**	**41,267,823**
Depreciation						
On incorporation (8 December 2004)			-	-	-	
Depreciation charge for the period	445,957	-	94,186	-	42,172	582,315
Disposals during the period			-	-	-	-
Effects of movements in foreign exchange	20,087	-	3,202	-	996	24,285
Balance at 31 December 2005	**466,044**	**-**	**97,388**	**-**	**43,168**	**606,600**
Carrying Amounts						
On incorporation (8 December 2004)					-	-
At 31 December 2005	**20,989,462**	**18,108,381**	**956,332**	**321,389**	**285,659**	**40,661,223**

Notes to the consolidated and company financial statements (continued)

Property, plant and equipment of the Company are as follows:

	Biodigesters €	Assets under construction €	Capital equipment €	Finance lease €	Leasehold improvements €	Total €
Cost						
On incorporation (8 December 2004)						
Acquisitions through business combinations	352,461	776,712	71,267			1,200,440
Additions during the period	9,274,187	647,449	270,719		24,206	10,216,561
Disposals during the period			(3,026)			(3,026)
Effects of movements in foreign exchange						
Balance at 31 December 2005	**9,626,648**	**1,424,161**	**338,960**		**24,206**	**11,413,975**
Depreciation						
On incorporation (8 December 2004)						
Depreciation charge for the period	285,304		37,314	-	2,017	324,635
Disposals during the period						
Effects of movements in foreign exchange						
Balance at 31 December 2005	**285,304**	**-**	**37,314**	**-**	**2,017**	**324,635**
Carrying Amounts						
On incorporation (8 December 2004)						
At 31 December 2005	**9,341,344**	**1,424,161**	**301,646**	**-**	**22,189**	**11,089,340**

Leased Automobiles

The finance lease is for automobiles located in Brazil. On 14 December 2005, the commencement of the lease term, the finance lease was recognised on the balance sheet at the fair value of automobiles, €321,389. See Note 16, Interest Bearing Loans and Borrowings.

Property, Plant and Equipment under Construction

At 31 December 2005, costs of €18,108,381 were recognised as the carrying amount of assets under construction.

10. Goodwill and intangible assets

Goodwill and intangible assets owned by both the Group and the company are as follows:

	Goodwill €	Patents and trademarks €	Software €	Aggregation contracts €	Total €
Cost					
On incorporation (8 December 2004)					
Acquisitions through business combinations	1,915,974	368,600	442,320	1,069,084	3,795,978
Other additions – internally developed					
Effects of movements on foreign exchange					
Balance at 31 December 2005	**1,915,974**	**368,600**	**442,320**	**1,069,084**	**3,795,978**
Amoritisation and Impairment Losses					
On incorporation (8 December 2004)					
Amortisation for the period		36,860	44,232	80,182	161,274
Impairment charge					
Reversal of impairment losses					
Effects of movements in foreign exchange					
Balance at 31 December 2005		**36,860**	**44,232**	**80,182**	**161,274**
Carrying Amounts					
On incorporation (8 December 2004)					
Balance at 31 December 2005	**1,915,974**	**331,740**	**398,088**	**988,902**	**3,634,704**

The amortisation charge is recognised in the following line item in the income statement:

	Consolidated €	Company €
Depreciation and amortisation	161,274	161,274

Impairment test for cash generating units containing goodwill

The following cash generating unit has a significant carrying amount of goodwill attached:

	€
The AgCert Certified Emission Reduction (CER) Business	1,915,974

The entire CER business was the lowest level at which goodwill could be allocated to a cash generating unit. While the Group owns assets in a number of countries, goodwill could not be attributed to these assets individually because the Group is still in a start up phase and is operating in a new and evolving industry. For these reasons, at present, future cashflows could not be estimated for the assets at country level. Therefore, it is appropriate to attribute goodwill to the CER business unit in its entirety.

The AgCert Certified Emission Reduction unit's impairment test is based on fair value less costs to sell, using the Company's observable share price, as the recoverable amount. This recoverable amount significantly exceeds the carrying amount of the unit including goodwill such that it is not reasonably possible for the share price to change by such a significant amount as to eliminate the variance between the carrying amount and the recoverable amount.

11. Inventories

	2005 Consolidated €	2005 Company €
Raw materials and consumables		
Work in progress	1,277,015	1,277,015
Finished goods		
	1,277,015	1,277,015

Inventories are stated at cost, which comprises all production costs incurred in producing the Offsets.

12. Trade and other receivables

	2005 Consolidated €	2005 Company €
Amounts receivable from trade customers		
Amounts receivable from related parties		
Prepayments	2,040,710	996,562
Other receivables	167,409	143,546
	2,208,119	1,140,108

13. Cash and cash equivalents

	2005 Consolidated €	2005 Company €
Cash and cash equivalents	28,084,575	27,135,209

14. Capital and reserves

The Group has the following capital and reserves:

	Ordinary Shares (called up, fully paid)	Share Capital Nominal €	Share Premium €	Total €
In issue on incorporation	1,000,000	10,000		10,000
Renominalisation of share capital from €0.01 to €0.0001	99,000,000			
	100,000,000	10,000	-	10,000
Issued for cash on IPO	43,436,293	4,344	90,838,411	90,842,755
Issue costs			(11,288,788)	(11,288,788)
Conversion of loan notes	10,107,656	1,011	8,375,430	8,376,441
	153,543,949	15,355	87,925,053	87,940,408

AgCert International plc was incorporated on the 8 December 2004 as AgCert International Limited. On incorporation the Company's authorised share capital was 30,000,000 ordinary shares of €0.01 each. 1,000,000 of these shares were issued on incorporation for total value of €10,000.

Notes to the consolidated and company financial statements (continued)

In April 2005 the Company's share capital was renominalised from €0.01 to €0.0001. This increased the owners' shares held from 1,000,000 shares to 100,000,000 shares.

In June 2005 the Company placed 43 million shares on the London Stock Exchange. AgCert received €90,842,755 from th placing; of which €90,838,411 was share premium. The shares were floated at Stg 140 pence. The Company received €8. million in loan funds in May 2005. Under the terms of the loan notes the debt was convertible into ordinary share capital. The loan notes were converted in June 2005 for 10,107,656 ordinary shares.

	Share Capital €	Share Premium €	Retained Earnings €	Equity Incentive Reserve €	Translation Reserve €	Equity Component Reserve €	Tota
Balance on inception	10,000	-	-	-	-	-	10,00
Loan issues	-	-	-	-	-	1,876,450	1,876,45
IPO issue (net of issue costs)	4,344	79,549,623	-	-	-	-	79,553,96
Conversion of loan notes	1,011	8,375,430	-	-	-	(1,876,450)	6,499,991
Total recognised income and expenses	-	-	(19,289,830)	-	356,519	-	(18,933,31
Equity - settled transactions	-	-	-	984,827	-	-	984,82
	15,355	87,925,053	(19,289,830)	984,827	356,519	-	69,991,92

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the assets, liabilities, income and expenses of foreign operations into Euro.

The Company had the following capital and reserves:

	Ordinary Shares (called up, fully paid)	Share Capital Nominal €	Share Premium €	Total €
In issue on incorporation	1,000,000	10,000	-	10,000
Renominalisation of share capital from €0.01 to €0.0001*	99,000,000	-	-	-
	100,000,000	10,000	-	10,000
Issued for cash on IPO	43,436,293	4,344	90,838,411	90,842,755
Issue costs	-	-	(11,288,788)	(11,288,788)
Conversion of loan notes	10,107,656	1,011	8,375,430	8,376,441
	153,543,949	15,355	87,925,053	87,940,408

*Share capital was renominalised on 29 April 2005

	Share Capital €	Share Premium €	Retained Earnings €	Equity Incentive Reserve €	Equity Component Reserve €	Total €
Balance on inception	10,000					10,000
Loan issues					1,876,450	1,876,450
IPO issue (net of issue costs)	4,344	79,549,623				79,553,967
Conversion of loan notes	1,011	8,375,430			(1,876,450)	6,499,991
Total recognised income and expenses			(19,289,830)			(19,289,830)
Equity-settled transactions				984,827		984,827
	15,355	87,925,053	(19,289,830)	984,827		69,635,405

Ordinary shares

On incorporation the Company's authorised share capital was 30,000,000 ordinary shares. Share capital was renominalised on 29 April 2005 and as a result the authorised share capital increased from 30,000,000 ordinary shares to 3,000,000,000 ordinary shares.

At 31 December 2005, the authorised share capital comprised 3,000,000,000 ordinary shares.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

Dividends

No dividends were proposed for the period ended 31 December 2005.

15. Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the period ended 31 December 2005 was based on the loss attributable to ordinary shareholders of (€19,289,830) and a weighted average number of ordinary shares outstanding during the period ended 31 December 2005 of 129,255,972, calculated as follows:

Loss attributable to ordinary shareholders for the year ended 31 December 2005 (in thousands of Euro)

	000
Loss for the period	(€19,290)
Loss attributable to ordinary shareholders	(€19,290)

Weighted average number of ordinary shares for the year ended 31 December 2005 (in thousands of shares)

Issued ordinary shares at 8 December 2004	1,000
Renominalisation in April 2005 from €0.01 to €0.0001	99,000
Effect of Initial Public Offering	23,733
Conversion of loan notes	5,523
Weighted average number of ordinary shares at 31 December	**129,256**

Diluted earnings per share

The calculation of diluted earnings per share for the period ended 31 December 2005 was based on the loss attributable to ordinary shareholders of (€19,289,830) and a weighted average number of ordinary shares outstanding during the period ended 31 December 2005 of 129,359,193, calculated as follows:

Profit attributable to ordinary shareholders for the year ended 31 December 2005 (in thousands of Euro)

	000
Loss for the period	(€19,290)
Loss attributable to ordinary shareholders	(€19,290)

Weighted average number of ordinary shares for the year ended 31 December 2005 (in thousands of shares)

Weighted average number of ordinary shares for the period	129,256
Effect of share awards	103
Weighted average number of ordinary shares (diluted) at 31 December	129,359

There are also 1,469,000 share options which were granted on 24 October 2005 that are currently anti-dilutive but may become dilutive in the future depending on the share price movement.

16. Interest-bearing loans and borrowings

For information about the Group's exposure to interest rate and foreign currency risk, see note 21. The amounts below relate to the consolidated financial statements only.

	2005 €
Non-current liabilities	
Finance lease liabilities	212,088
Current liabilities	
Current portion of finance lease liabilities	77,162
	289,250

Finance lease liabilities are payable as follows:

	Minimum Lease Payments	Interest	Principal
Less than one year	130,800	53,638	77,162
Between one and five years	261,600	49,512	212,088
More than five years			
	392,400	103,150	289,250

The finance lease is for automobiles located in Brazil that are estimated to have a fair value of €321,389 on the 14 December 2005, the date the finance lease agreement was entered into. The lease is denominated in Brazilian reals and carries an annualised rate of interest under financing terms of approximately 21%.

17. Non cash investing and finance activities

	Consolidated €	Company €
Conversion of loan notes from debt to equity	8,376,441	8,376,441

These loan notes were converted during the Initial Public Offering of the Company in June 2005, refer to note 14.

18. Employee benefits

	Consolidated €	Company €
Employee share-based payments	984,827	984,827

Share-based payments

The 2005 Equity Incentive Plan was approved by the AgCert Board on 12 October 2005. For the calendar year 2005, this plan consisted of an issuance of both share options and share awards to a group of AgCert employees. On 24 October 2005, share options were issued to US based employees and share awards to non-US based employees. Both the share options and share awards consist of a total vesting schedule of 36 months and the total number of options/awards granted to the relevant employees in 2005 were as follows:

- Share Awards - 1,285,000 (i.e. total figure of share awards issued to AgCert Brazil/Ireland/Mexico employees)

- Share Options - 1,469,000 (i.e. total figure of share options issued to AgCert USA employees)

The terms and conditions of vesting of the grants are three years of service for all relevant employees.

Notes to the consolidated and company financial statements (continued)

The number and weighted average exercise prices of share options are as follows:

	Weighted average exercise price 2005 €	No. of options 2005
Outstanding at beginning of period		
Forfeited during the period		
Exercised during the period		
Granted during the period	2.03	1,469,000
Outstanding at the end of the period	2.03	1,469,000
Exercisable at the end of the period		

The options outstanding at 31 December 2005 have an exercise price of €2.03 and a contractual life of 10 years. The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a binomial option model. The expected life of the option is used as an input into this model.

Fair value of share options and assumptions:

	2005
Share price	€2.03
Exercise price	€2.03
Expected volatility	75%
Contractual life of option	10 years
Expected dividends	
Risk-free rate	3.78%
Expected life of options	36 months

The result of this valuation indicated the share options were valued at €1,210,603. The value of share awards and share options in aggregate amounted to €3,819,153 and are being amortised over the period from the date of grant of the option/award to the end of the vesting period.

19. Trade and other payables

	Consolidated €	Company €
Accounts payable	2,366,952	371,487
Payroll accruals	1,588,121	722,467
Accrued expenses	1,629,389	1,332,671
Amounts due to subsidiaries		1,433,580
	5,584,462	**3,860,205**

20. Contingencies

There were no known undisclosed contingencies at the date of signing the financial statements.

21. Financial instruments

Financial Instruments
Exposure to credit, interest rate and currency risks arises in the normal course of the Group's business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates.

Credit risk
While the Group has no material revenue at period end, a credit policy is in place and management intend to perform credit evaluations on all customers requiring credit over a certain limit.

The Group holds significant cash balances which are invested on a short term basis. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

Interest rate risk
The Group manages its interest rate exposure in relation to its debt profile, based on the analysis of fixed versus floating interest rates and any covenant contained with loan agreements. Interest rate swaps, with approved counterparties who have appropriate limits in place, will be used to convert debt to fixed or floating rates, as appropriate in the particular circumstances.

Foreign currency risk

The Group is exposed to foreign currency risks on purchases and borrowings that are denominated in a currency other than Euro. The currencies that give rise to the risks are primarily the Brazilian Real, Mexican Peso and US Dollar.

The Group adopts a policy of ensuring that a significant majority of the Group's exposure arising from payables denominated in a foreign currency is hedged using Euro / US Dollar instruments as appropriate. The Group uses forward exchange contracts to hedge its foreign currency risk. All of the forward exchange contracts have maturities of less than one year after the balance sheet date.

There were no material unsettled foreign exchange currency contracts at the period end date.

In respect of other monetary assets and liabilities held in currencies other than the Euro, the Group ensures that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

Estimation of fair values

The carrying amount of all of the Group's financial assets and financial liabilities at the balance sheet date approximate their fair value. As the finance lease agreement was only entered into on 14 December 2005, the fair value of the finance lease liability is not materially different to the carrying amount of the liability at the period end. Trade and other receivables and payables are all due or payable within one year and the carrying amount of these assets and liabilities are deemed to reflect their fair value.

22. Contractual commitments

Contracts arising from acquisitions

As a result of business combinations with ANX LLC and AgCert Canada Co, certain contractual commitments were transferred to AgCert International plc. This included an obligation to sell up to 750,000 offsets to a third party at a fixed price of US$5 per offset. The third party holding this option, has the right, but not the obligation, to purchase these offsets up to 30 September 2008, at which time the option expires if unexercised. As at 31 December 2005, the third party had not exercised any purchases under this agreement.

Sales commitments

The Company now has various long term contractual commitments to supply certified emission reductions to third parties. The sales value of these contractual commitments is approximately €94 million. In certain circumstances where the

Company is unable to generate sufficient quantities of CERs to supply to the third parties, under the terms of these contracts replacement CERs would need to be sourced in order for the Company to fulfil its contractual obligations. The projected cost of obtaining these CERs from an alternative source is indeterminable, however it is possible that the Company would have to acquire these CERs at the then prevailing market price.

Farmer commitments

The Group also has various contractual commitments with farmers in Brazil and Mexico, whereby the Group has agreed to give the farmer a percentage of the revenue received from the sale of certified emission reductions. This percentage varies depending on the contract terms.

23. Accounting estimates and judgments

Management discussed the development, selection and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates. The key sources of estimation uncertainty are as follows:

Recoverability of Biodigester cost

The carrying amount of the Biodigesters is dependent on future revenue and is subject to cross border and regulatory risk beyond the control of the Group. The Group is expanding the business by raising and deploying capital in several new and emerging markets for which little historical information exists. The future revenue is inherently difficult to forecast. If expected revenue is not achieved this may result in the impairment of the Biodigesters. The Group's cross border operations and expansion is subject to risks beyond management's control including unexpected changes in regulatory requirements; difficulties in staffing and managing foreign operations; difficulties relating to the enforcement of contracts; and changes in laws and policies affecting trade and investment in jurisdictions where the Group operates. These risks could adversely impact the ability of the Group to generate revenue in the future which could impact the carrying value of the Biodigesters.

These risks of impairment relating to the Biodigesters will be mitigated over time.

Valuation of share options

Share options are valued using a binomial option model. Details of the inputs into this model are provided in note 18, Employee Benefits.

24. Related parties

Identity of related parties
The Group has a related party relationship with its subsidiaries (see note 25), its Directors, Executive Officers and with the following companies

- XL TechGroup Inc. : Gregory W. Haskell, a member of the Board of Directors of AgCert International plc is also a shareholder and a member of the Board of XL TechGroup Inc. As a result XL TechGroup Inc. is a related party.
- Andlinger Capital III : Merrick G. Andlinger, a member of the Board of Directors of AgCert International plc is also a member of Andlinger Capital III. As a result Andlinger Capital III is a related party.

In 2005, the Group paid XL TechGroup a total amount of €227,952. This comprised of €102,687 in relation to wages and expenses associated with certain personnel utilised by the Group; €71,572 for the use of office space in its Melbourne facility; €2,074 professional and legal fees; and, €51,619 in other expenses incurred on behalf of AgCert International plc. The Group paid €46,785 for the use of Andlinger Capital III personnel.

Transactions with key management personnel
Executive and Non-Executive Directors are considered to be the key management personnel of the Group. Key management personnel received the following renumeration during the period:

	€
Basic salaries	521,185
Fees	250,000
Performance bonuses	87,500
Termination benefits	469,192
Total	**1,327,877**

Other related party transactions - subsidiaries
Service agreements are in place between AgCert International plc and each subsidiary with exception of Mexico. The service agreements for each country are determined by tax advice received and are based on monthly operating expenditure plus an agreed percentage.

During the period the Company invested €29,219,234 in its foreign subsidiaries and also incurred costs on behalf of foreign subsidiaries of €10,265,135. At 31 December 2005 the Company owed its subsidiaries €1,433,580.

25. Significant subsidiaries

The Group's ultimate parent company is AgCert International plc.
The Company has an investment in the subsidiaries outlined below:

Name and Registered Office	Country of incorporation	Ownership interest	Direct/Indirect ownership	Class of share owned
AgCert Services (USA) Inc Corporation Trust Company Corporation Trust Centre 1209 Orange Street Wilmington New Castle DE 19801 USA	United States	100%	Direct	Ordinary share capital
AgCert Brazil Environmental Solutions Limited Avenida Netuno 29 Quadra 1 Lote 11 Alphaville C AL Santana de Parmiba Sao Paolo Brazil	Brazil	99.98% (1)	Direct	Ordinary share capital
AgCert Mexico Environmental Services S de RL de CV Paso Triunfo de la Republica No 3304 Partido Escobedo Mexico	Mexico	99% 1% (2)	Direct Indirect	Ordinary share capital
AgCert Canada Holding Limited Suite 900 1959 Upper Water Street PO Box 997 Halifax Nova Scotia B3J 2X2 Canada	Ireland	100%	Direct	Ordinary share capital

Note (1): The remaining ownership interest is held by Andlinger Capital III, LLC.
Note (2): The remaining ownership interest is held by AgCert Canada Holdings Limited, who is also a subsidiary of the AgCert Group.

Nature of business

The nature of the business of AgCert Brazil Environmental Solutions Limited and AgCert Mexico Environmental Services S de RL de CV is the construction of biodigesters, the collection and monitoring of data, the aggregation of suppliers and dealing with any local issues which arise.

The nature of the business of AgCert Services (USA), Inc is the provision of management services, operations support and IT support, the ownership of the Group's USA intellectual property, the registration of the Group's USA patents and data warehousing.

The nature of the business of AgCert Canada Holding Limited is to act as a holding company for AgCert Canada and as a nominee shareholder for other AgCert subsidiaries.

The carrying amount of these investments on the Company balance sheet is as follows

	USA €	Brazil €	Mexico €	Canada €	Total €
On incorporation (8 December 2004)					
Investment in share capital	844	3,627	236	885	5,592
Capital contributions	464,132	17,344,873	11,378,682	25,955	29,213,642
Balance at 31 December 2005	**464,976**	**17,348,500**	**11,378,918**	**26,840**	**29,219,234**

26. Subsequent events

As part of the Company's ongoing funding activities it has, since 31 December 2005:

- arranged a secured pre-payment of up to €60 million with a major global Corporation for the purchase of CERs to be delivered at dates between 2008 and 2012;
- signed a term sheet for the placing with AES of new shares in the amount of 9.9% of the currently issued share capital at a price of €2.66 per share. This placement is subject to AES final Board approval and Agcert International plc shareholder approval. As part of this arrangement, joint ventures are being negotiated;
- progressed negotiations with The International Finance Corporation ("IFC") and group of international banks for a senior syndicated debt facility of up to €120 million.

At the date of signing the consolidated and company financial statements there were no other known subsequent events which required disclosure.

25. Significant subsidiaries

The Group's ultimate parent company is AgCert International plc.
The Company has an investment in the subsidiaries outlined below:

Name and Registered Office	Country of incorporation	Ownership interest	Direct/Indirect ownership	Class of share owned
AgCert Services (USA), Inc Corporation Trust Company Corporation Trust Centre 1209 Orange Street Wilmington New Castle DE 19801 USA	United States	100%	Direct	Ordinary share capital
AgCert Brazil Environmental Solutions Limited Avenida Netuno 29 Quadra 1 Lote 1.1 Alphaville C AL Santana de Parmiba Sao Paolo Brazil	Brazil	99.98% (1)	Direct	Ordinary share capital
AgCert Mexico Environmental Services S de RL de CV Paso Triunfo de la Republica No 3304 Partido Escobedo Mexico	Mexico	99% 1% (2)	Direct Indirect	Ordinary share capital
AgCert Canada Holding Limited Suite 900 1959 Upper Water Street PO Box 997 Halifax Nova Scotia B3J 2X2 Canada	Ireland	100%	Direct	Ordinary share capital

Note (1): The remaining ownership interest is held by Andlinger Capital III, LLC.
Note (2): The remaining ownership interest is held by AgCert Canada Holdings Limited, who is also a subsidiary of the AgCert Group.

Nature of business

The nature of the business of AgCert Brazil Environmental Solutions Limited and AgCert Mexico Environmental Services S de RL de CV is the construction of biodigesters, the collection and monitoring of data, the aggregation of suppliers and dealing with any local issues which arise.

The nature of the business of AgCert Services (USA), Inc is the provision of management services, operations support and IT support, the ownership of the Group's USA intellectual property, the registration of the Group's USA patents and data warehousing.

The nature of the business of AgCert Canada Holding Limited is to act as a holding company for AgCert Canada and as a nominee shareholder for other AgCert subsidiaries.

The carrying amount of these investments on the Company balance sheet is as follows

	USA €	Brazil €	Mexico €	Canada €	Total €
On incorporation (8 December 2004)					
Investment in share capital	844	3,627	236	885	5,592
Capital contributions	464,132	17,344,873	11,378,682	25,955	29,213,642
Balance at 31 December 2005	**464,976**	**17,348,500**	**11,378,918**	**26,840**	**29,219,234**

26. Subsequent events

As part of the Company's ongoing funding activities it has, since 31 December 2005:

- arranged a secured pre-payment of up to €60 million with a major global Corporation for the purchase of CERs to be delivered at dates between 2008 and 2012;
- signed a term sheet for the placing with AES of new shares in the amount of 9.9% of the currently issued share capital at a price of €2.66 per share. This placement is subject to AES final Board approval and Agcert International plc shareholder approval. As part of this arrangement, joint ventures are being negotiated;
- progressed negotiations with The International Finance Corporation ("IFC") and group of international banks for a senior syndicated debt facility of up to €120 million.

At the date of signing the consolidated and company financial statements there were no other known subsequent events which required disclosure.

27. No comparative amounts

There are no comparative amounts as the financial statements cover the period from incorporation, 8 December 2004 to the first period end, 31 December 2005.

28. Approval of the financial statements

The Directors approved these statutory consolidated and company financial statements on 5 April 2006.


ign by Gráinne Murray

AgCert International plc

Annual report and financial statements

Period from incorporation, 8 December 2004
to 31 December 2005

Registered number 394943



THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you should immediately seek your own financial advice from your stockbroker, bank manager, solicitor or other independent professional adviser authorised under the Financial Services and Markets Act 2000. This document does not constitute an offer for sale of any Ordinary Shares or the New Ordinary Shares.

If you have sold or transferred all of your Ordinary Shares, please send this document and the accompanying form of proxy to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. If you have sold or transferred part of your registered holding of Ordinary Shares, please contact your stockbroker, bank or other agent through whom the sale or transfer was effected immediately.

The Directors, whose names are set out on page 5 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

AgCert International plc

(incorporated and registered in Ireland under number 394943)

Proposed Subscription by AES CC&T International, Ltd.
for 15,200,851 New Ordinary Shares of 0.01 cents each
at a price of 266 cents per New Ordinary Share
Notice of Extraordinary General Meeting

A letter from the Chairman of the Company is set out on pages 5 to 7 of this document.

Notice of an Extraordinary General Meeting of the Company, to be held at the Merrion Hotel, Upper Merrion Street, Dublin 2 at 2.00 p.m. on 18 May 2006 is set out at the end of this document. Shareholders will find enclosed a Form of Proxy for use at the Extraordinary General Meeting. The Form of Proxy should be completed and returned to the Company's registrars, Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland in accordance with the instructions printed on it as soon as possible and, in any event, so as to be received no later than 2.00 p.m. on 16 May 2006.

The New Ordinary Shares, the subject of the subscription, have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"), nor under the securities legislation of any state of the United States. Accordingly, subject to certain exceptions, the New Ordinary Shares may not directly or indirectly be offered or sold within the United States or to or for the account or benefit of any US person (as defined in Regulation S under the Securities Act). The New Ordinary Shares are "restricted securities" as defined in Rule 144 promulgated under the Securities Act. The New Ordinary Shares are being offered within the United States pursuant to exemptions from the registration requirements of the Securities Act. The New Ordinary Shares may not be offered, resold, pledged or otherwise transferred in the United States or to, or for the account or benefit of, any US Person (as defined in Regulation S under the Securities Act) except: (a)(i) in an offshore transaction meeting the requirements of Regulation S under the Securities Act, (ii) pursuant to an available exemption from the registration requirements of the Securities Act, or (iii) pursuant to an effective registration statement under the Securities Act; and (b) in accordance with all applicable securities laws of the states of the United States and other jurisdictions. The New Ordinary Shares have not been approved or disapproved by the Securities and Exchange Commission, any state securities commission or other regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Subscription or the accuracy or adequacy of this document. Any representation to the contrary is unlawful. Investors should be aware that they must be able to bear the economic risk of their investment for an indefinite period of time.

The New Ordinary Shares are being offered and sold in the United States only to AES which is an "accredited investor", as defined in Rule 501(a) under the Securities Act, in a private sale exempt from the registration requirements of the Securities Act and any other applicable securities laws. By its acceptance or purchase of New Ordinary Shares, AES will be deemed to have represented and agreed, among other things, that it is an accredited investor.

Application has been made to the UK Listing Authority for the New Ordinary Shares to be admitted to listing on the Official List of the Financial Services Authority and to trading on the main market of the London Stock Exchange.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2006*
Latest time and date for receipt of forms of proxy	**2.00 p.m. on 16 May**
Time and date of Extraordinary General Meeting	**2.00 p.m. on 18 May**
Admission and first day of dealings in the New Ordinary Shares	19 May

*All references in this document to time of day are to British Summer Time

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

"Admission"	application to the Financial Services Authority and to the London Stock Exchange for admission of the New Ordinary Shares to listing on the Official List and to trading on the main market of the London Stock Exchange becoming effective
"AES"	AES CC&T International, Ltd., a subsidiary of The AES Corporation
"Board" or "Directors"	the board of directors of the Company, whose names appear on page 5 of this document
"CER"	Certified Emission Reduction, a type of Offset derived from clean development mechanism projects in accordance with relevant UNFCCC rules
"Company" or "AgCert" or "AgCert International"	AgCert International plc
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo Limited is the Operator (as defined in the Regulations)
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of AgCert convened for 2.00 p.m. on 18 May 2006 (or any adjournment of it)
"Form of Proxy"	the proxy form sent to Shareholders with this document for use by Shareholders at the Extraordinary General Meeting
"FSA"	the Financial Services Authority
"FSMA"	the Financial Services and Markets Act 2000
"London Stock Exchange"	London Stock Exchange plc
"New Ordinary Shares"	the 15,200,851 Ordinary Shares proposed to be allotted and issued pursuant to the Subscription
"Official List"	the Official List of the UK Listing Authority
"Offset"	a unit of credit used to offset one tonne of carbon dioxide equivalent
"Ordinary Shares"	ordinary shares of 0.01 cents each in the capital of AgCert
"Registrars"	Computershare Investor Services (Ireland) Limited
"Resolution"	the resolution to be proposed at the EGM whereby pre-emption rights are disapplied over a maximum of 15,200,851 New Ordinary Shares and these New Ordinary Shares are allotted at a discount of more than 10% over the middle market closing price of the Ordinary Shares on 4 April 2006, being the day before the Subscription was announced
"Shareholders"	holders of Ordinary Shares
"Share Options Scheme"	the Company's 2005 Equity Incentive Plan
"Subscription"	the proposed subscription by AES for the New Ordinary Shares

"Subscription Agreement"	the conditional agreement to be entered into by the Company and AES details of which are set out in the paragraph on page 6 of this document entitled "Subscription arrangements"
"Subscription Arrangement"	the arrangement whereby pre-emption rights are disapplied over the New Ordinary Shares which are the subject of the Subscription and these New Ordinary Shares are allotted at a discount of more than 10% over the middle market closing price of the Ordinary Shares on 4 April 2006, being the day before the Subscription was announced
"Subscription Price"	266 cents per New Ordinary Share
"Subscription Proceeds"	the €40,434,264 raised for the Company pursuant to the Subscription
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part IV of the Financial Services and Markets Act 2000, as amended from time to time
"uncertificated" or "in uncertificated form"	recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST, and title to which, by virtue of the Uncertificated Securities Regulations 2001, may be transferred by means of CREST
"UNFCCC"	United Nations Framework Convention on Climate Change adopted in New York on 9 May 2002
"US" or "United States" or "United States of America"	the United States of America, its possessions and territories, all areas subject to its jurisdiction or any political sub-division thereof, any state of the United States of America and the District of Columbia

Unless otherwise indicated, all references in this document to "pounds sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom and all references to "Euro", "cents" or "€" are to the currency introduced at the start of the third stage of European economic or monetary union pursuant to the treaty establishing the European Community, as amended.

Where currencies have been converted, other than as set out in the paragraph below, the following exchange rate has been used: £1.00:€1.4412 (being the closing mid-point spot exchange rate on 24 April 2006, as published in the Financial Times on 25 April 2006, being the latest practicable date prior to the publication of this document).

Where the discount of the Subscription Price to historical market prices is referred to, the exchange rate used is that of the closing mid-point spot exchange rate on that date as published in the Financial Times on the following day. The relevant dates are 27 March 2006 (£1.00:€1.4530) and 4 April 2006 (£1.00:€1.4317).

Letter from the Chairman of AgCert International plc

AgCert International plc
(Incorporated and registered in Ireland under number 394943)

Directors:
Merrick G Andlinger *(Non-Executive Chairman)*
Gregory W Haskell *(Chief Executive Officer)*
Paul D'Alton *(Finance Director)*
Peter Murray *(Non-Executive Director)*
Sir Robert Malpas (*Non-Executive Director*)
Dr Franz Fischler (*Non-Executive Director*)

Registered Office:
Apex Building
Blackthorn Road
Sandyford
Dublin 18
Ireland

26 April 2006

To Shareholders and, for information only, to the holders of options under the Share Option Schemes

Dear Shareholder,

Proposed subscription by AES CC&T International, Ltd.

Introduction

AgCert International plc ("the Company" or "AgCert") announced on 5 April 2006, as part of its preliminary results statement for the financial year ending 31 December 2005, a strategic partnership with, and proposed equity subscription ("the Subscription") by, AES to further the strategic objectives of the Company. The Company is proposing to raise €40,434,264 (before expenses) through a conditional subscription by AES for cash of 15,200,851 New Ordinary Shares, representing approximately 9.9 per cent. of the Company's issued share capital, at a price of 266 cents (185 pence) per New Ordinary Share.

As the New Ordinary Shares are not being offered to existing Shareholders it is necessary to disapply pre-emption rights which requires the approval of Shareholders.

The Subscription Price represents a discount of 12 per cent. to the average middle market closing price of Ordinary Shares on 4 April 2006, being the day before the Subscription was announced. It represents a discount of 5 per cent. to the average middle market closing price on 27 March 2006, being the day before the Subscription Price was agreed, subject to further negotiation on the terms of the Subscription Agreement. This also requires the approval of Shareholders.

The purpose of this document is to provide you with details of the Subscription and to explain why the Board considers that it is in the best interests of Shareholders as a whole and recommends that you vote in favour of the resolution to be proposed at the Extraordinary General Meeting.

Background to, and reasons for, the Subscription

As announced on 5 April 2006, AgCert and AES have entered into a forward sales contract for CERs to be delivered to AES between 2008 and 2012 that provides for a pre-payment of up to €60 million (the "Pre-payment"). In addition, AgCert and AES are proposing to enter into the Subscription Agreement pursuant to which AES will subscribe for 15,200,851 New Ordinary Shares in AgCert at a price of 266 cents (185 pence) per New Ordinary Share, raising approximately €40.4 million before expenses for the Company (the "Subscription Proceeds").

AgCert and AES also intend to enter into, at the same time as the Subscription Agreement is signed, an agreement to pursue strategic initiatives in Asia, North Africa and Eastern Europe. Further details of which are provided below.

The Directors believe that the proposed Subscription cements the Company's valuable strategic relationship with AES, the benefits of which are described in more detail below. In addition, the Company intends to use the Subscription proceeds, along with the Pre-payment, to continue its programme of modifying animal waste management systems in Latin America and Asia, and to fund operational and commercial expenditure in furtherance of the Company's goals.

Strategic relationship with AES

AES is one of the world's largest global power companies, with reported revenues of approximately $11.1 billion for the year ended 31 December 2005. With operations in 25 countries on five continents, AES's generation and distribution facilities have the capacity to serve 100 million people worldwide. Its 14 regulated utilities amass annual sales of over 82,000 GWh and 128 generation facilities have the capacity to generate over 44,000 megawatts.

AgCert and AES have entered into a strategic relationship focused on AgCert's current endeavours and expansion into Asia, North Africa and Eastern Europe. The partnership is expected to allow both companies to aggressively pursue additional inventory through both existing and new geographies.

As described above, the Company intends to enter into an agreement with AES simultaneously with the Subscription Agreement under which the Company and AES will pursue future projects (the "Joint Projects") in Asia, North Africa and Eastern Europe through a jointly owned company with the objective of creating a significant annual output of offsets. The Directors believe that these initiatives will allow the Company to expand its operations into new territories, especially in Asia and Eastern Europe, more quickly and more effectively, and that they will give the Company the ability to produce additional CERs at a lower level of capital expenditure than if the Company were operating in a sole capacity.

The Joint Projects will be based on the combined strength of the two companies. AgCert provides expertise in animal waste system modifications, carbon reduction regulatory processes and internal data system capture while AES supplies a strong knowledge in construction and procurement, global reach and capital assets.

The Directors believe that the relationship with AES will bring significant benefits to AgCert and will permit the acceleration of the business model both in new and existing territories beyond that which would be achievable without the support of AES.

As part of the Pre-payment, and as announced by the Company on 5 April 2006, the Company has agreed to grant to AES warrants to subscribe for Ordinary Shares up to a maximum of 5,266,656 Ordinary Shares which are exercisable for a period of 5 years from the date of grant (but not before the first anniversary of the date of the Subscription Agreement) at an exercise price of 115 per cent. of the market price at the date of grant.

Subscription arrangements

The Company proposes to enter into the Subscription Agreement with AES under which AES will agree to subscribe for the New Ordinary Shares at the Subscription Price. The Subscription is conditional, inter alia, upon the passing of the Resolution and Admission occurring and formal Board approval by AES and the Company. The Subscription Agreement will also contain customary warranties given by the Company in favour of AES, in relation to the accuracy of public information and other matters relating to the Company and its business.

Application will be made for Admission of the New Ordinary Shares. It is expected that, conditional upon the passing of the Resolution at the EGM and to the Subscription Agreement otherwise becoming wholly unconditional and not being terminated in accordance with its terms, dealings in the New Ordinary Shares will commence on 19 May 2006. The New Ordinary Shares will, when issued, rank pari passu with the existing Ordinary Shares and will rank in full for dividends and other distributions declared, made or paid on or after Admission. Immediately upon Admission, AgCert's issued share capital will be 168,744,800 Ordinary Shares. The New Ordinary Shares will be issued in certificated form and will not be CREST enabled.

The Subscription Price represents a discount of 5 per cent. to the average middle market closing price on 27 March 2006, being the day before the Subscription Price was agreed, subject to further negotiation on the terms of the Subscription Agreement. However, as the Subscription Price represents a 12 per cent. discount to the mid-market closing price of Ordinary Shares on 4 April 2006, being the day before the Subscription was announced, Shareholder approval of the level of discount is required pursuant to the Listing Rules of the UKLA.

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by certificate and transferred otherwise than by written instruction. As a result of the applicability of certain US securities laws and restrictions on transfer of the New Ordinary Shares, the New Ordinary Shares must be held in certificated form for a period of at least 12 months following Admission and therefore the New Ordinary Shares will not be eligible for settlement through CREST during that time. It should be noted that under US securities laws, holders of the New Ordinary Shares will be subject to certain restrictions on their ability to sell such shares. Accordingly, settlement of transactions in the New Ordinary Shares following Admission will not take place within the CREST system although trades can be reported to the London Stock Exchange and the cash consideration can be settled using the CREST residual service.

Extraordinary General Meeting

Set out at the end of this document is a notice convening an Extraordinary General Meeting to be held at the Merrion Hotel, Upper Merrion Street, Dublin 2 at 2.00 p.m. on 18 May 2006. This meeting is for the purpose of considering and (if thought fit) passing a special resolution to disapply statutory pre-emption rights and authorise the Directors to allot the shares to AES pursuant to the Subscription for cash as if Section 23(1) of the Companies (Amendment) Act 1983 of Ireland did not apply. The disapplication of pre-emption rights over a maximum of 15,200,851 New Ordinary shares, representing approximately 9.9 per cent. of the existing share capital, is in addition to the authority to allot up to 5 per cent. of the issued ordinary share capital of the Company as if Section 23(1) of the Companies (Amendment) Act 1983 did not apply which is proposed to be given by Shareholders at the 2006 Annual General Meeting to be held on 4 May 2006. The authority set out in the Resolution will expire at the conclusion of the Annual General Meeting to be held in 2007 or 15 months from the passing of the Resolution, if earlier. As discussed above, Shareholder approval is also being sought to approve the level of discount of the Subscription Price as referenced to the middle market closing price of Ordinary Shares on 4 April 2006.

Action to be taken

You will find enclosed with this document a Form of Proxy for use at the EGM.

Whether or not you intend to attend the EGM, you are requested to complete the Form of Proxy in accordance with the instructions printed and return it to the Company's Registrars, Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford, Dublin 18, Ireland as soon as possible and, in any event, so that it is received no later than 2.00 p.m. on 16 May 2006.

Irrevocable undertakings

Each of Andlinger Capital III LLC and XL TechGroup Inc. hold 27.2 per cent., and ANX LLC holds 10.2 per cent., of the equity in the Company. These shareholders, representing in aggregate 64.5 per cent. of the Company's current issued share capital, have irrevocably committed to vote in favour of the resolutions to be proposed at the EGM.

Recommendations

The Board is of the opinion that the Subscription Arrangement is in the best interests of Shareholders as a whole and recommends Shareholders to vote in favour of the Resolution as the Directors intend to do so in respect of their beneficial holdings amounting, in aggregate (excluding the holding of Andlinger Capital III LLC, described above, in which Merrick G Andlinger has an interest), to 132,143 Ordinary Shares representing approximately 0.09 per cent. of the Company's existing issued share capital.

Yours sincerely,

Merrick G Andlinger

Chairman